Exhibit 99.2

SNDL INC.

and

NOVA CANNABIS INC.

ARRANGEMENT AGREEMENT

August 12, 2024

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SCHEDULES

SCHEDULE A	PLAN OF ARRANGEMENT
SCHEDULE B	ARRANGEMENT RESOLUTION
SCHEDULE C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SCHEDULE D	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of August 12, 2024,

BETWEEN:

SNDL INC., a corporation existing under the laws of the Province of Alberta (the “Purchaser”)

- and -

NOVA CANNABIS INC., a corporation existing under the laws of the Province of Alberta (the “Company”, and together with the Purchaser, the “Parties”, and each is a “Party”)

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1 Defined Terms

As used in this Agreement, the following terms have the following meanings:

“ABCA” means the Business Corporations Act (Alberta).

“Action” means, with respect to any Person, any litigation, legal action, lawsuit, claim, audit, contractual dispute resolution process or other proceeding (whether civil, administrative, contractual, quasi-criminal or criminal) before any Governmental Entity against or involving such Person or its business or affecting its assets.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106—Prospectus Exemptions.

“Agreement”, “this Agreement”, “herein”, “hereto” and “hereof” and similar expressions refer to this arrangement agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and, where applicable, to the Schedules hereto.

“AmalCo” as the meaning ascribed thereto in Section 2.11.

“Appurtenances” means with respect to any real property: (a) all buildings, structures, fixtures, improvements and appurtenances located on or forming part of that real property, including those under construction; and (b) all rights of way, licenses, rights of occupation easements or other similar rights appurtenant to and for the benefit of that real property.

“Arrangement” means the arrangement under Section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

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“Arrangement Resolution” means the special resolution to approve the Plan of Arrangement to be considered at the Company Meeting by Company Shareholders, substantially in the form set out in Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company to be filed in respect of the Arrangement required by subsection 193(4.1) of the ABCA to give effect to the Arrangement, such articles to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived in accordance with the terms of this Agreement, which shall include the Plan of Arrangement and the Final Order and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence (including Cannabis Retail Licences) or similar authorization of any Governmental Entity having jurisdiction over the Person, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.

“Award” means any judgment, decree, injunction, ruling, award, decision, determination, finding or order of any Governmental Entity.

“Books and Records” means, with respect to any Person, books and records of such Person, including books of account, Tax records, sales and purchase records, customer and supplier lists, technical documents including specifications, bills of materials and business reports, whether in written or electronic form.

“Breaching Party” has the meaning ascribed thereto in Section 4.7(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Calgary, Alberta.

“cannabis” has the meaning given to such term in the Cannabis Act (Canada).

“Cannabis Laws” means, collectively: (i) the Laws of Canada and each of the provinces and territories therein applicable to the production, manufacture, cultivation, importation, exportation, advertisement, marketing, promotion, sale and/or distribution of cannabis, cannabis products and/or related products, including, without limitation, the Cannabis Retail Laws, the Cannabis Act (Canada), the Cannabis Regulations (Canada) and the Excise Act, 2001 (Canada); and (ii) the respective regulations and rules made and forms prescribed under such laws, together with all applicable and legally enforceable published policy statements, orders and rulings of the applicable Governmental Entity in each such jurisdiction.

“cannabis product” has the meaning given to such term in the Cannabis Regulations (Canada).

“Cannabis Retail Laws” means, collectively: (i) the Laws of each of the provinces and territories of Canada applicable to the manufacture, advertisement, marketing, promotion, wholesale purchase, wholesale sale, retail sale and/or distribution of cannabis, cannabis products and/or related products and the establishment, ownership and/or operation of cannabis retail stores, including, without limitation, the Cannabis Licence Act, 2018 (Ontario), the Gaming, Liquor and Cannabis Act (Alberta), the Liquor Control and Licensing Act (British Columbia) and the Cannabis Control (Saskatchewan) Act; and (ii) the respective regulations and rules made and forms prescribed under such Laws, together with all applicable and legally enforceable published policies, orders, rulings, terms and conditions, handbooks and guidelines of the applicable Governmental Entity in each such jurisdiction.

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“Cannabis Retail Licences” means, collectively, all Authorizations that may be issued or granted pursuant to any Cannabis Retail Laws which authorize the holder thereof (and/or any directors, officers, employees, contractors and/or advisors of the holder thereof): (i) to advertise, market, promote, wholesale purchase, sell at the retail level, supply and/or distribute cannabis products; (ii) to establish, own and/or operate cannabis retail stores; and/or (iii) to engage in any activities that contribute to or are otherwise involved in any of the foregoing.

“Cash Consideration” means, with respect to each Company Share, $1.75 in cash deliverable pursuant to the Plan of Arrangement.

“CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada).

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to subsection 193(11) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement.

“Change in Recommendation” has the meaning ascribed thereto in Section 7.2(1)(d)(ii).

“Closing” has the meaning ascribed thereto in Section 2.7(2).

“Company” has the meaning ascribed thereto in the preamble hereto.

“Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement and except as disclosed in writing to the Purchaser on or prior to the date of this Agreement, any proposal, expression of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons “acting jointly or in concert” within the meaning of National Instrument 62-104—Take-Over Bids and Issuer Bids, whether or not in writing and whether or not delivered to the Company, or the Company Shareholders or any other securityholder of the Company (including any take-over bid initiated by advertisement or circular) and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:

(a)	any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for shares or other securities) of the Company that, when taken together with the shares and other securities of the Company held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of the Company or rights or interests therein and thereto;
(b)	any direct or indirect acquisition or purchase of 20% or more of the Company Assets or any joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase;
(c)	an amalgamation, arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving the Company or any of the Company Subsidiaries;
(d)	any take-over bid, issuer bid, exchange offer or similar transaction involving the Company or any of the Company Subsidiaries; or
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(e)	any other transaction involving the Company, the Company Subsidiaries or the Company Assets that would or could reasonably be expected to materially reduce the benefits to the Purchaser of the Arrangement or would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement.

“Company Assets” means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of the Company and the Company Subsidiaries.

“Company Board” means the board of directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Company to the Purchaser with this Agreement.

“Company DSUs” means the outstanding deferred share units of the Company issued pursuant to the Company Equity Incentive Plan.

“Company Employee Plans” means each employee benefit plan, including, without limitation, any health, dental or other medical, vision, prescription drug, accidental death and dismemberment, critical illness, emergency travel, life, short term disability, long term disability, or other medical insurance (whether insured by contract or self-insured), mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, post-employment benefit, bonus, profit sharing, stock option, stock purchase, stock appreciation, incentive, performance, equity, equity-based, phantom, deferred compensation, severance, termination, pension, supplemental pension, retirement, savings, supplemental retirement, or other similar plan, program, practice, policy, agreement, arrangement or undertaking (whether written or unwritten, funded or unfunded, registered or unregistered, insured or self-insured) that is established, administered, funded, contributed to or required to be contributed to by the Company or a Company Subsidiary for the benefit of one or more current or former employees, directors or former directors of the Company or a Company Subsidiary, or their respective dependents or beneficiaries, or in respect of which the Company or a Company Subsidiary have any actual or potential liability, but, for the avoidance of doubt, shall not include the Canada Pension Plan, any health or drug plan established and administered by a province or territory of Canada and workers’ compensation insurance provided by federal, provincial or territorial Laws in Canada, or a comparable program established and administered outside Canada.

“Company Employees” means the employees of the Company and the Company Subsidiaries.

“Company Equity Incentive Plan” means the equity incentive plan of the Company effective May 17, 2021, as may be amended from time to time.

“Company Filings” means all documents publicly filed by or on behalf of the Company on SEDAR Plus since January 1, 2024.

“Company Leased Properties” means all real property or Appurtenances leased or subleased by the Company or any of the Company Subsidiaries, in whole or in part.

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“Company Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, affairs, operations, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this Agreement, except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to:

(a)	any change, development or condition generally affecting the retail cannabis industry in jurisdictions in which the Company or any of the Company Subsidiaries operate;
(b)	any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets;
(c)	any epidemic, pandemic (provided that, in the case of the COVID-19 pandemic, any escalation of such COVID-19 pandemic from the date of this Agreement) or outbreaks of illness or other health crisis or public health event;
(d)	any change, development or condition resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;
(e)	any change in applicable generally accepted accounting principles, including IFRS or changes in regulatory accounting requirements applicable to cannabis businesses or the cannabis industry;
(f)	any earthquake, flood or other natural disaster;
(g)	any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of any Laws by any Governmental Entity;
(h)	any action taken (or omitted to be taken) by the Company or any of the Company Subsidiaries which is required or expressly permitted to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to or expressly requested by the Purchaser in writing;
(i)	any matter which has been disclosed by the Company in the Company Disclosure Letter or in the Company Filings prior to the date hereof;
(j)	the execution, announcement, pendency or performance of this Agreement or consummation of the Arrangement;
(k)	the failure of the Company to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(j) above); or
(l)	any change in the market price of the Company Shares (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Company Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(k) above), or any suspension of trading in the Company Shares on the TSX;
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provided, however, (i) if an effect referred to in clauses (a) through to and including (f) above, has a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which the Company and the Company Subsidiaries operate, such effect may be taken into account in determining whether a Company Material Adverse Effect has occurred; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Company Material Adverse Effect” has occurred.

“Company Material Contract” means (i) any Contract that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect; (ii) any Contract relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $[Amount Redacted] in the aggregate; (iii) any Contract under which Indebtedness in excess of $[Amount Redacted] is or may become outstanding, other than any such Contract between two or more Company Subsidiaries or between the Company and one or more Company Subsidiary except any leases or subleases; (iv) any Contract under which the Company or any Company Subsidiary is obligated to make or expects to receive payments in excess of $[Amount Redacted] annually or $[Amount Redacted] over the remaining term other than any leases or subleases; (v) any Contract that creates an exclusive dealing arrangement or right of first offer or refusal; (vi) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $[Amount Redacted], other than any leases or subleases relating to Company Leased Properties; (vii) any Contract that limits or restricts in any material respect (A) the ability of the Company or any Company Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Company, or any Company Subsidiary may sell products; (viii) any Contract providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements; (ix) all Contracts required to be filed in the Company Filings; (x) each material partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement; (xi) any Contract which provides for change of control, severance, retention or related payments or benefits to directors, officers or employees of the Company or a Company Subsidiary; (xii) any Contract under which the Company or any Company Subsidiary is, or may become, obligated to pay any amount in respect of any indemnification obligations, purchase price adjustments or otherwise in connection with any (A) acquisition or disposition of assets or securities (other than the sale of inventory in the ordinary course of business), (B) merger, consolidation or other business combination, or (C) a series or group of related transactions or events of the type specified in the immediately preceding clauses (A) and (B); and (xiii) any Contract that is a settlement or similar agreement with any Governmental Entity or order or consent of a Governmental Entity to which the Company or any Company Subsidiary is subject involving future performance by the Company, any Company Subsidiary or their respective affiliates, in each case that is material to the Company and the Company Subsidiaries, taken as a whole.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably.

“Company Reporting Jurisdictions” has the meaning ascribed thereto in Schedule C.

“Company Share” means a common share in the capital of the Company.

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“Company Shareholders” means the registered and/or beneficial holders of the Company Shares, as the context requires.

“Company’s Constating Documents” means the articles of incorporation and by-laws of the Company and all amendments to such articles and by-laws.

“Company Subsidiaries” means all of the direct and indirect Subsidiaries of the Company.

“Confidential Information” means non-public, confidential, personal or proprietary information concerning a Party and its affiliates and its and their respective businesses and affairs that is or has been disclosed by one Party (a “Disclosing Party”) to another Party who is not an affiliate thereof (the “Recipient”), regardless of the manner in which it is furnished (whether oral or in writing or in any other form or media) or obtained, in connection with the transactions contemplated by this Agreement, including the fact of a relationship between the Parties, the existence of, the terms and conditions of, the status of the transaction contemplated by, or any other facts pertaining to this Agreement, any information about identifiable individuals or any other information relating to a Party and its affiliates, customers, suppliers, partners, investors, employees and consultants, but in each case does not include information that the Recipient can demonstrate: (i) is or has become generally available to the public other than as a result of disclosure by the Recipient or its affiliates or Representatives; (ii) is received by the Recipient or its affiliates or representatives from an independent third party that obtained it lawfully and was under no duty of confidentiality; (iii) was in its possession or the possession of its affiliates or Representatives prior to the disclosure of such information by the Disclosing Party; or (iv) was independently developed by the Recipient or its affiliates or representatives without the use of or reference to any Confidential Information.

“Consideration” means, with respect of each Company Share, the Cash Consideration or the Share Consideration, as the case may be.

“Contract” means any legally binding agreement, commitment, engagement, contract, licence, lease, obligation, note, mortgage, indenture, franchise, arrangement, understanding, undertaking, joint venture, or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which a Party or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject, other than the Company Employee Plans and Purchaser Employee Plans, as applicable.

“Court” means the Court of King’s Bench of Alberta in Calgary, Alberta, or other court as applicable.

“Depositary” means such Person as the Company may appoint to act as depositary for the Consideration in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the SEC.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Eligible Holder” means a beneficial holder of Company Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act, that is not exempt from tax under Part I of the Tax Act.

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“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to the protection, investigation or restoration of public health and safety, noise control, pollution, Hazardous Substances, remediation, reclamation or the protection of the environment, and all Authorizations issued pursuant to such Laws or Contracts.

“ETA” means the Excise Tax Act (Canada).

“Expense Reimbursement” has the meaning ascribed thereto in Section 8.3.

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, acting reasonably) at any time prior to the Effective Date or as such order may be affirmed or amended on appeal (provided that any such amendment is satisfactory to each of the Parties, acting reasonably).

“Franchise Partners” means each of the Persons holding a Cannabis Retail Licence that is a party to a Purchaser Franchise Agreement with the Purchaser or one or more Purchaser Subsidiaries.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, Securities Authority, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (ii) any subdivision, agency, commission, board, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (iv) any stock exchange, or (v) any arbitration panel or arbitrator deciding or resolving contractual disputes or interpreting any provisions of a Contract.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Indebtedness” means, with respect to any Person, without duplication: (i) indebtedness of such Person for borrowed money, secured or unsecured; (ii) every obligation of such Person evidenced by bonds, debentures, notes, derived obligations or other similar instruments; (iii) every obligation of such Person to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business; (iv) every obligation of such Person under purchase money mortgages, conditional sale agreements or other similar instruments relating to purchased property or assets; (v) every capitalized or non-consolidated lease obligation of such Person; (vi) every obligation of such Person under swaps (valued at the termination value thereof); (vii) every obligation of such Person, contingent or otherwise, under acceptance credit, letters of credit or similar facilities; and (viii) every obligation of the type referred to above of any other Person, the payment of which such Person has guaranteed or for which such Person is otherwise responsible or liable.

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Key Regulatory Approvals” means such approvals agreed to by the Parties.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Award, direction, notice or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated, rendered, issued, ordered or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines,

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notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise; and the term “applicable” with respect to such Laws and in a context that refers to a Party or other Person, means such Laws as are applicable to such Party or Person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or its or their business, undertaking, property or securities.

“Liens” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute.

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(d).

“Maximum Share Consideration” has the meaning ascribed thereto in Section 3.3(a) of the Plan of Arrangement.

“MI 61-101” means Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” has the meaning ascribed thereto under Securities Laws.

“Money Laundering Laws” means any Law governing financial recordkeeping and reporting requirements, including any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity, including, without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the laws, regulations and Executive Orders and sanctions programs administered by the Office of Foreign Assets Control of the U.S. Department of Treasury, and any applicable money laundering-related laws of other jurisdictions where the Company or the Purchaser, as applicable, and their respective Subsidiaries conduct business, conduct financial transactions or own assets.

“Nasdaq” means the Nasdaq Capital Market.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“Ordinary Course” means, with respect to an action taken by a Party (and, in the case of the Company, including the Company Subsidiaries and, in the case of the Purchaser, including the Purchaser Subsidiaries), that such action is taken in the ordinary course of the normal day-to-day operations of the business of the Party (and, in the case of the Company, including the Company Subsidiaries and, in the case of the Purchaser, including the Purchaser Subsidiaries) consistent with past practice.

“Outside Date” means November 30, 2024, or such later date as may be agreed to in writing by the Parties, subject to the right of either Party, with the written consent of the other Party (such consent not to be unreasonably withheld), to postpone the Outside Date for up to an additional 45 days (in 15-day increments) if the Key Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity no later than 5:00 p.m. (Calgary time) on the date that is five (5) days prior to the original Outside Date (and any subsequent Outside Date); provided that, notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if it has failed to fulfill any of its obligations in this Agreement (including Section 4.3 and Section 4.4) in relation to obtaining such outstanding Key Regulatory Approvals.

“Parties” has the meaning ascribed thereto in the preamble and “Party” means either one of them.

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“Permitted Liens” means, as of any particular time and in respect of any Person, each of the following Liens:

(a)	the reservations, limitations, provisos and conditions expressed in the original grant from the Crown and recorded against title and any statutory exceptions to title;
(b)	inchoate or statutory liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of real or personal property;
(c)	registered easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real property (including, without limiting the generality of the foregoing, easements, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) that do not, individually or in the aggregate, materially and adversely impair the current use and operation thereof (assuming its continued use in the manner in which it is currently used);
(d)	encroachments that do not materially impair or affect the current use or value of any real property and minor defects or irregularities in title to any real property;
(e)	Liens for Taxes not yet due or in respect of which an applicable reserve has been made;
(f)	Liens imposed by Law and incurred in the Ordinary Course for obligations, including in respect of pledges or deposits under workers’ compensation, social security or similar Laws, for amounts not yet due or delinquent, or that are otherwise being contested in good faith by appropriate proceedings and in respect of which an applicable reserve has been made;
(g)	zoning and building by-laws and ordinances, airport zoning regulations, regulations made by public authorities and other restrictions affecting or controlling the use or development of any real property;
(h)	registered agreements affecting real property with any municipal, provincial or federal governments or authorities and any public utilities, including (without limitation) subdivision agreements, development agreements, and site control agreements, in each case that do not, individually or in the aggregate, materially and adversely impair the current use and operation thereof (assuming its continued use in the manner in which it is currently used);
(i)	any notices of leases registered on title and licenses of occupation;
(j)	Liens as listed and described in Section 1.1 of the Company Disclosure Letter, as applicable;
(k)	purchase money liens and liens securing rental payments under capital lease arrangements; and
(l)	such other imperfections or irregularities of title or Lien that, in each case, do not materially adversely affect the use of the properties or assets subject thereto or otherwise materially adversely impair business operations of such properties.
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“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” means any data or information, in any medium whatsoever, about an identifiable individual or which can be used alone or in conjunction with any other data or information to identify an individual and includes any data or information that constitutes “personal information”, as such term is defined in applicable Privacy Laws.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Post-Closing Amalgamation” as the meaning ascribed thereto in Section 2.11.

“Privacy Laws” means the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (Alberta), the Personal Information Protection Act (British Columbia), an Act respecting the protection of personal information in the private sector (Québec), and any other Law governing the collection, use, disclosure, processing and protection of Personal Information.

“Purchaser” has the meaning ascribed thereto in the preamble hereto.

“Purchaser Convertible Securities” means the Purchaser DSUs, Purchaser RSUs, Purchaser Warrants and Purchaser Options.

“Purchaser Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Purchaser to the Company with this Agreement.

“Purchaser DSUs” means the outstanding deferred share units of the Purchaser granted pursuant to the Purchaser Incentive Plans.

“Purchaser Employees” means the employees of the Purchaser and the Purchaser Subsidiaries.

“Purchaser Employee Plans” means each employee benefit plan, including, without limitation, any health, dental or other medical, vision, prescription drug, accidental death and dismemberment, critical illness, emergency travel, life, short term disability, long term disability, or other medical insurance (whether insured by contract or self-insured), mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, post-employment benefit, bonus, profit sharing, stock option, stock purchase, stock appreciation, incentive, performance, equity, equity-based, phantom, deferred compensation, severance, termination, pension, supplemental pension, retirement, savings, supplemental retirement, or other similar plan, program, practice, policy, agreement, arrangement or undertaking (whether written or unwritten, funded or unfunded, registered or unregistered, insured or self-insured) that is established, administered, funded, contributed to or required to be contributed to by the Purchaser or a Purchaser Subsidiary for the benefit of one or more current or former employees, directors or former directors of the Purchaser or a Purchaser Subsidiary, or their respective dependents or beneficiaries, or in respect of which the Purchaser or a Purchaser Subsidiary have any actual or potential liability, but, for the avoidance of doubt, shall not include the Canada Pension Plan, any health or drug plan established and administered by a province or territory of Canada and workers’ compensation insurance provided by federal, provincial or territorial Laws in Canada, or a comparable program established and administered outside Canada.

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“Purchaser Filings” means all documents publicly filed by or on behalf of the Purchaser on SEDAR Plus and/or EDGAR since January 1, 2024.

“Purchaser Franchise Agreements” means, collectively, all franchise agreements, licensing agreements, management services agreements, partnership agreements, joint venture agreements, royalty agreements or other similar Contracts entered into by the Purchaser or any Subsidiary thereof pursuant to which: (a) the Purchaser granted to another Person the right to operate a cannabis retail store with the Purchaser Owned Intellectual Property; (b) the Purchaser or any Purchaser Subsidiary obtained the right to manage or otherwise operate a cannabis retail store not owned by the Purchaser or any Purchaser Subsidiary; and/or (c) the Purchaser or any Purchaser Subsidiary otherwise receives income arising out of the operation of a cannabis retail store not owned by the Purchaser or any Purchaser Subsidiary.

“Purchaser Incentive Plans” means any security-based compensation arrangement of the Purchaser, including the plans relating to the Purchaser Options, Purchaser DSUs and Purchaser RSUs.

“Purchaser Information” has the meaning ascribed thereto in Section 2.4(4).

“Purchaser IT Systems” means those computer systems, hardware, servers, databases, software, networks, platforms, telecommunications systems and related infrastructure and any other related systems, including any outsourced systems or processes, used by or on behalf of the Purchaser or the Purchaser Subsidiaries in connection with the operation of their respective businesses.

“Purchaser Leases” has the meaning ascribed thereto in Schedule D.

“Purchaser Leased Properties” means all real property or Appurtenances leased or subleased by the Purchaser or any of the Purchaser Subsidiaries in whole or in part.

“Purchaser Licensed Intellectual Property” means all Intellectual Property and Intellectual Property Rights, other than Purchaser Owned Intellectual Property, that are either used in the businesses of the Purchaser, the Purchaser Subsidiaries and the SunStream Group (based on the knowledge of the Purchaser in the case of the SunStream Group) or licensed to the Purchaser, the Purchaser Subsidiaries and the SunStream Group (based on the knowledge of the Purchaser in the case of the SunStream Group).

“Purchaser Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, affairs, operations, financial condition or results of operations of the Purchaser and the Purchaser Subsidiaries, taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this Agreement, except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to:

(a)	any change, development or condition generally affecting the cannabis production industry and retail cannabis industry in jurisdictions in which the Purchaser and the Purchaser Subsidiaries operate;
(b)	any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets;
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(c)	any epidemic, pandemic (provided that, in the case of the COVID-19 pandemic, any escalation of such COVID-19 pandemic from the date of this Agreement) or outbreaks of illness or other health crisis or public health event;
(d)	any change, development or condition resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;
(e)	any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to cannabis businesses, the cannabis industry and the business of manufacturing cannabis and cannabis products;
(f)	any earthquake, flood or other natural disaster;
(g)	any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of any Laws by any Governmental Entity;
(h)	any action taken (or omitted to be taken) by the Purchaser or any Purchaser Subsidiary which is required or expressly permitted to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to or expressly requested by the Company in writing;
(i)	any matter which has been disclosed by the Purchaser in the Purchaser Filings prior to the date hereof;
(j)	the execution, announcement, pendency or performance of this Agreement or consummation of the Arrangement;
(k)	the failure of the Purchaser to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(i) above); or
(l)	any change in the market price of any securities of the Purchaser (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(j) above), or any suspension of trading in securities generally on any securities exchange on which any securities of the Purchaser trade;

provided, however, (i) if an effect referred to in clauses (a) through to and including (f) above, has a materially disproportionate effect on the Purchaser and the Purchaser Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Purchaser and the Purchaser Subsidiaries operate, such effect may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Purchaser Material Adverse Effect” has occurred.

“Purchaser Material Contract” means (i) any Contract that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Purchaser Material Adverse Effect; (ii) any Contract relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $[Amount Redacted] in the aggregate;

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(iii) any Contract under which indebtedness in excess of $[Amount Redacted] is or may become outstanding, other than any such Contract between two or more Purchaser Subsidiaries or between the Purchaser and one or more Purchaser Subsidiaries except any leases or subleases; (iv) any Contract under which the Purchaser or any Purchaser Subsidiary is obligated to make or expects to receive payments in excess of $[Amount Redacted] annually or $[Amount Redacted] over the remaining term other than any leases or subleases; (v) any Contract that creates an exclusive dealing arrangement or right of first offer or refusal; (vi) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $[Amount Redacted], other than any leases or subleases relating to Purchaser Leased Properties; (vii) all Purchaser Franchise Agreements; (vii) any Contract that limits or restricts in any material respect (A) the ability of the Purchaser or any Purchaser Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Purchaser or any Purchaser Subsidiary; (viii) any Contract providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements other than any Purchaser Franchise Agreements; (ix) all contracts required to be filed in the Purchaser Filings; (x) each material partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among the Purchaser and the Purchaser Subsidiaries; (xi) any Contract which provides for change of control, severance, retention or related payments or benefits to directors, officers or employees of the Purchaser or a Purchaser Subsidiary; (xii) any Contract under which the Purchaser or any Purchaser Subsidiary is, or may become, obligated to pay any amount in respect of any indemnification obligations, purchase price adjustments or otherwise in connection with any (A) acquisition or disposition of assets or securities (other than the sale of inventory in the ordinary course of business), (B) merger, consolidation or other business combination, or (C) a series or group of related transactions or events of the type specified in the immediately preceding clauses (A) and (B); and (xiii) any Contract that is a settlement or similar agreement with any Governmental Entity or order or consent of a Governmental Entity to which the Purchaser or any Purchaser Subsidiary is subject involving future performance by the Purchaser, any Purchaser Subsidiary or their respective affiliates, in each case that is material to the Purchaser and the Purchaser Subsidiaries, taken as a whole.

“Purchaser Options” means stock options of the Purchaser granted pursuant to the Purchaser Incentive Plans.

“Purchaser Owned Intellectual Property” means all Intellectual Property that is owned by, purported to be owned by, or created by or on behalf of the Purchaser or any Purchaser Subsidiary, together with all Intellectual Property Rights therein.

“Purchaser Owned Real Property” means the real property to which the Purchaser and the Purchaser Subsidiaries have good, valid, marketable and defensible title.

“Purchaser Reporting Jurisdictions” has the meaning ascribed thereto in Schedule D.

“Purchaser RSUs” means the outstanding restricted share units of the Purchaser granted pursuant to the Purchaser Incentive Plans.

“Purchaser Share” means a common share in the capital of the Purchaser.

“Purchaser Subsidiaries” means the Purchaser’s wholly-owned Subsidiaries.

“Purchaser’s Constating Documents” means the articles of amalgamation and by-laws of the Purchaser and all amendments to such articles or by-laws.

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“Purchaser Warrants” means the outstanding simple warrants, performance warrants or derivative warrants of the Purchaser entitling the holder thereof to receive Purchaser Shares, in accordance with the terms thereof.

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA.

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision, non-objection or approval of, or any registration and filing with (including any notice required to be provided to), any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, permit, exemption review, order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or otherwise no longer be effective, in each case required in connection with the transactions that are the subject of the Arrangement, including, without limitation, the Key Regulatory Approvals.

“Representative” means, with respect to a Party, any legal, financial or other professional advisor or agent of a Party or its wholly-owned Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof.

“Section 85 Election” has the meaning ascribed thereto in Section 4.12.

“Securities Authority” means the Alberta Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada and, in the case of the Purchaser, also includes the SEC.

“Securities Laws” means the Securities Act (Ontario), the Securities Act (Alberta) and any other applicable Canadian provincial and territorial securities Laws, rules, regulations and published policies thereunder and, in the case of the Purchaser, also includes applicable U.S. Securities Laws.

“SEDAR Plus” means the System for Electronic Document Analysis and Retrieval or any system that replaces SEDAR Plus.

“Share Consideration” means, with respect to each Company Share, subject to the terms and conditions of the Plan of Arrangement, 0.58 of a Purchaser Share deliverable pursuant to the Plan of Arrangement.

“Share-Electing Shareholders” means Company Shareholders (other than the Purchaser and/or its affiliates that hold Company Shares) who validly elect to receive to receive the Share Consideration in accordance with the terms and conditions of the Plan of Arrangement.

“Subsidiary” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106—Prospectus Exemptions.

“Special Committee” means the special committee of independent members of the Company Board formed in relation to the proposal to effect the transactions contemplated by this Agreement, or any other committee that effects the transactions contemplated by this Agreement.

“SunStream” means SunStream Bancorp Inc., a corporation existing under the laws of Alberta.

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“SunStream Group” means SunStream, together with its Subsidiaries.

“Superior Proposal” means any bona fide written Company Acquisition Proposal to acquire, directly or indirectly, not less than all of the outstanding Company Shares or all or substantially all of the assets of the Company and the Company Subsidiaries on a consolidated basis that did not result from a breach of Article 5 and: (i) that is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Company Acquisition Proposal; (ii) that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Company Board after receipt of advice from its financial advisors and outside legal counsel, that any financing required to complete such Company Acquisition Proposal has been obtained or is reasonably likely to be obtained; (iii) that is not subject to a due diligence condition and/or access condition; (iv)  in respect of which the Company Board and/or any relevant committee thereof determines in good faith (after receipt of advice from its financial advisors and outside legal counsel that such Company Acquisition Proposal would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(b).

“Support Agreements” means voting support agreement dated as of the date hereof between the Purchaser and each of the Supporting Shareholders.

“Supporting Shareholders” means Cannell Capital, LLC., in its capacity as investment advisor or general partner in respect of Tonga Partners, L.P., Tristan Partners, L.P. and Tristan Offshore Fund, Ltd., and each executive officer of the Company and each director of the Company who owns Company Shares.

“Tax Act” means the Income Tax Act (Canada).

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all Employment Insurance, Canada Pension Plan, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed in respect of Taxes.

“Terminating Party” has the meaning ascribed thereto in Section 4.7(3).

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“Termination Amount” has the meaning ascribed thereto in Section 8.2(1).

“Termination Notice” has the meaning ascribed thereto in Section 4.7(3).

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 8.8(1).

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

“U.S. Securities Act” means the United States Securities Act of 1933.

“U.S. Securities Laws” means United States federal securities laws, including the U.S. Securities Act and the U.S. Exchange Act, and any applicable securities laws of any state of the United States.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“Valuation and Fairness Opinion” means, collectively, (i) the independent formal valuation of the Company Shares provided by Eight Capital in accordance with the requirements of MI 61-101 prepared under the supervision of the Special Committee, and (ii) the opinion of Eight Capital to the effect that, as of August 9, 2024, the Consideration to be received by the Company Shareholders (other than the Purchaser and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to such holders.

“wilful breach” means a material breach of this Agreement that is a consequence of any act undertaken by the Breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a material breach of this Agreement.

Section 1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.
(b)	Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.
(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.
(d)	Phrasing. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, “paragraph” and “Schedule” followed by a number or letter mean and refer to the specified Article, Section paragraph of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.
(e)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.
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(f)	Knowledge. Where any representation or warranty is expressly qualified by reference to the “knowledge of the Company”, it is deemed to refer to the actual knowledge of Grant Sanderson and Cameron Sebastian after due and reasonably diligent inquiry. Where any representation or warranty is expressly qualified by reference to “knowledge of the Purchaser”, it is deemed to refer to the actual knowledge of Zachary George, Alberto Paredero-Quiros and Matthew Husson after due and reasonably diligent inquiry.
(g)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.
(h)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Calgary time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Calgary time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.
(i)	Time References. References to time are to local time, Calgary, Alberta, unless otherwise stated.
(j)	Schedules. The schedules attached to this Agreement and the Company Disclosure Letter form an integral part of this Agreement for all purposes of it.
(k)	Disclosure Letters. Each of the Purchaser Disclosure Letter and the Company Disclosure Letter itself and all information contained in it is Confidential Information and may not be disclosed unless (i) it is required to be disclosed pursuant to applicable Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

Article 2
THE ARRANGEMENT AND COMPANY MEETING

Section 2.1 Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2 Interim Order

Subject to the terms and conditions of this Agreement, as soon as reasonably practicable after the date of this Agreement, the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 193(2) of the ABCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;
(b)	that the required level of approval for the Arrangement Resolution shall be: (i) two-thirds (66 2/3%) of the votes cast on such resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting; and (ii) a majority of the votes cast on such resolution by the Company Shareholders (other than those the votes of which are required to be excluded from the “minority approval” vote under Part 8 of MI 61-101) present in person or represented by proxy at the Company Meeting;
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(c)	that the record date for the Company Shareholders entitled to receive notice of and to vote at the Company Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law or as agreed to in writing between the Parties, each acting reasonably;
(d)	that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;
(e)	for the grant of Dissent Rights to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement;
(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;
(g)	that it is the Purchaser’s intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance of the Purchaser Shares pursuant to the Plan of Arrangement, based and conditioned upon the Court’s approval of the Arrangement and determination that the Arrangement is fair to Company Shareholders, following a hearing at which all of the Company Shareholders are permitted to appear before the Court, and after the Court has considered the substantive and procedural terms and conditions thereof;
(h)	that each Company Shareholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within a reasonable time;
(i)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court; and
(j)	for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, acting reasonably.

Section 2.3 The Company Meeting

Subject to the terms of this Agreement and receipt of the Interim Order, the Company shall:

(a)

convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and applicable Law as soon as reasonably practicable and shall use commercially reasonable efforts to convene and conduct the Company Meeting on or before October 16, 2024 (and in any event, subject to the Purchaser’s compliance with Section 2.4(4), not later than October 31, 2024) or such other date as the Parties hereto otherwise agree in writing each acting reasonably (provided that it shall be deemed reasonable for a Party to refuse to agree to another date if a later date is requested by the other Party as a result of an event that was not outside the reasonable control of such other Party), and set the record date for the Company Shareholders entitled to vote at the Company

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Meeting as promptly as practicable after the date hereof, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except as required or permitted under Section 4.7(3) or Section 5.4(5) or as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled) or as required by Law or by a Governmental Entity, provided that: (i) upon the reasonable request of the Purchaser, the Company shall adjourn or postpone the Company Meeting to a date specified by the Purchaser, provided that the Company Meeting, so adjourned or postponed, shall not be later than 10 Business Days after the date on which the Company Meeting was originally scheduled and in any event shall not be later than the date that is 20 Business Days prior to the Outside Date, and (ii) the Company shall be entitled to adjourn or postpone the Company Meeting to a date that is not later than 10 Business Days after the date on which the Company Meeting was originally scheduled and in any event, shall be no later than the date that is 20 Business Days prior to the Outside Date, in each case for the purposes of attempting to obtain the level of approval of the Company Shareholders required by the Interim Order;

(b)	subject to the terms of this Agreement and compliance by the directors and officers of the Company with their fiduciary duties, use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, and at the direct expense of the Purchaser and/or any of its affiliates, using proxy solicitation services firms (acceptable to the Company, acting reasonably) to solicit proxies in favour of the approval of the Arrangement Resolution;
(c)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm retained by the Company, as requested from time to time by the Purchaser;
(d)	give notice to the Purchaser of the Company Meeting and allow the Purchaser’s Representatives to attend the Company Meeting;
(e)	as promptly as reasonably practicable, advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, and promptly following receipt of proxy tallies over the last three (3) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;
(f)	as promptly as reasonably practicable, advise the Purchaser of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and any purported exercise or withdrawal of Dissent Rights by Company Shareholders;
(g)	not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights, without the prior written consent of the Purchaser, acting reasonably. The Company shall make any payments or settlements with respect to Dissent Rights solely out of its own funds. Except as provided in the Plan of Arrangement, no funds will be supplied by the Purchaser, nor will the Purchaser directly or indirectly reimburse the Company, for any payments with respect to Dissent Rights; and
(h)	not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or except as set out in the Interim Order or as agreed to in writing between the Parties, each acting reasonably.
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Section 2.4 The Company Circular

(1)	Subject to the Purchaser’s compliance with Section 2.4(4), the Company shall: (i) as promptly as reasonably practicable prepare and complete, in consultation with the Purchaser as contemplated by this Section 2.4, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement; and (ii) as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and such other documents to be filed with or furnished to the Securities Authorities and the TSX as required by Law and disseminated to each Company Shareholder and other Persons as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held in accordance with Section 2.3.
(2)	The Company shall ensure that the Company Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (provided that the Company shall not be responsible for the accuracy of any Purchaser Information pursuant to Section 2.4(4)) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Valuation and Fairness Opinion; (ii) a statement that the Company Board has received the Valuation and Fairness Opinion and has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders (other than the Purchaser and its affiliates) and unanimously recommends that Company Shareholders vote in favour of the Arrangement Resolution (the “Company Board Recommendation”), and (iii) a statement that each executive officer who owns Company Shares and each director of the Company who owns Company Shares intends to vote all of such Person’s Company Shares in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the corresponding Support Agreements; and (iv) a statement that the Supporting Shareholders have each entered into their respective Support Agreements.
(3)	The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its legal counsel, and agrees that all Purchaser Information included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.
(4)	The Purchaser shall provide to the Company all information regarding the Purchaser required by the Interim Order or Law for inclusion in the Company Circular or in any amendments or supplements to such Company Circular (collectively, the “Purchaser Information”). The Purchaser shall ensure that the Purchaser Information does not include any Misrepresentation.
(5)	The Purchaser shall indemnify and save harmless the Company and the Company Subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages, expenses, interest awards, or penalties to which the Company or any of its Representatives may be subject or which the Company or any of its Representatives may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in the Purchaser Information that was furnished by the Purchaser and its Representatives for inclusion in the Company Circular, including any order made, or any inquiry, investigation or Action instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation in the Purchaser Information.
(6)	Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement.
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The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity.

Section 2.5 Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 193 of the ABCA, as soon as reasonably practicable, but in any event not later than five (5) Business Days after the Arrangement Resolution is passed at the Company Meeting or such other date as may be agreed to in writing between the Parties, each acting reasonably.

Section 2.6 Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order, and the Company will provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, prior to the service and filing of such materials, and will accept the reasonable comments of the Purchaser and its legal counsel with respect to any information required to be supplied by the Purchaser and included in such materials. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the Final Order as such counsel considers appropriate, acting reasonably, provided the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also provide legal counsel to the Purchaser with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. Subject to Law, the Company shall also oppose any proposal from any party that the Final Order contains any provision inconsistent with this Agreement and the Plan of Arrangement and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.

Section 2.7 Articles of Arrangement and Effective Date

(1)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement.
(2)	Unless another time or date is agreed to in writing by the Parties, the completion of the Arrangement (the “Closing”) will take place on the second Business Day after the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) at the offices of McCarthy Tétrault LLP, 421 7th Avenue SW, Suite 4000, Calgary, Alberta, T2P 4K9, at 8:00 a.m. (Calgary time), unless another time or date is agreed to in writing by the Parties. The Company shall file the Articles of Arrangement with the Registrar on the day of Closing.

Section 2.8 Payment of Consideration

The Purchaser shall, prior to the filing by the Company of the Articles of Arrangement with the Registrar in accordance with Section 2.7(2),

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provide or cause to be provided to the Depositary (i) an irrevocable direction for the issuance of a sufficient number of Purchaser Shares required to satisfy the aggregate Share Consideration, subject to the Maximum Share Consideration, for the benefit of and to be held on behalf of the Company Shareholders entitled to receive Purchaser Shares; (ii) sufficient funds to be held for the benefit and on behalf of the Company Shareholders entitled to receive the Cash Consideration; and (iii) sufficient funds to be paid in lieu of Purchaser Shares if the aggregate Share Consideration exceeds the Maximum Share Consideration pursuant to the Arrangement (the terms and conditions of such escrow and direction to be satisfactory to the Company and the Purchaser, acting reasonably), in order to pay, issue and deliver (as applicable) the aggregate Consideration as provided in the Plan of Arrangement (other than with respect to Company Shareholders exercising Dissent Rights as provided in the Plan of Arrangement) at Closing.

Section 2.9 Treatment of Incentive Securities

(1)	If a holder of Company DSUs ceases to be a member of the Company Board (and does not remain an employee of the Company or an affiliate of the Company or a member of the board of directors of any affiliate of the Company) in connection with the Arrangement, then the Company DSUs credited to the holder’s DSU account, and any DSUs accrued to the holder up to the Effective Time but not yet issued to such holder, will be settled in cash and redeemed in strict accordance with the terms of the Company Equity Incentive Plan, without the making of any adjustments or other determinations as may be available to the Company Board, or any committee thereof, in their discretion pursuant to the terms of the Company Equity Incentive Plan or any Company DSUs granted thereunder, provided that the settlement date of such Company DSUs shall be as soon as practicable after the holder’s termination.
(2)	In respect of the settlement of any Company DSUs granted under the Company Equity Incentive Plan following the date hereof (including, for greater certainty, payments made in respect of Company DSUs for which vesting has accelerated as a result of the Arrangement), the Company hereby covenants and agrees that such payments will be determined in strict accordance with the terms of the Company Equity Incentive Plan, without the making of any adjustments or other determinations as may be available to the Company Board, or any committee thereof, in their discretion pursuant to the terms of the Company Equity Incentive Plan or any Company DSUs granted thereunder.
(3)	The Company shall ensure that it will have available funds, at the Effective Time, to pay the aggregate cash consideration to be paid to the holders of the Company DSUs in connection with the Arrangement.

Section 2.10 Withholding Taxes

The Purchaser, the Company, the Depositary and any other Person that makes a payment under the Plan of Arrangement or this Agreement shall be entitled to deduct and withhold from any amount otherwise payable or otherwise deliverable under the Plan of Arrangement or this Agreement such amounts as the Purchaser, the Company, the Depositary, or such other Person is required to deduct and withhold, or reasonably believes to be required to deduct and withhold, from such amount otherwise payable or otherwise deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to the Plan of Arrangement or this Agreement and shall be treated for all purposes under the Plan of Arrangement or this Agreement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. To the extent necessary, such deductions and withholdings shall be effected by selling any Purchaser Shares or other non-cash consideration to which such holder or recipient may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance (net of reasonable costs and expenses) shall be paid to the holder or recipient entitled thereto as soon as reasonably practicable.

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Section 2.11 Incorporation of Purchaser Subsidiary and Post-Closing Amalgamation

Promptly following the Effective Time, the Purchaser shall amalgamate with the Company pursuant to the provisions of the ABCA (the “Post-Closing Amalgamation”). For the avoidance of doubt, following the completion of the Post-Closing Amalgamation, (i) the Purchaser and the Company shall continue as one corporation existing under the ABCA (such amalgamated corporation being “AmalCo”), (ii) the property of each of the Purchaser and the Company shall continue to be the property of AmalCo, and (iii) AmalCo shall continue to be liable for all obligations of each of the Purchaser and the Company.

Section 2.12 Applicable U.S. Securities Laws

The Parties agree that the Arrangement will be carried out with the intention that all Share Consideration issued to Company Shareholders that are Share-Electing Shareholders will be issued by the Purchaser upon completion of the Arrangement in reliance on the Section 3(a)(10) Exemption and pursuant to exemptions from applicable securities Laws of any state of the United States. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;
(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing required to issue the Interim Order;
(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the Company Shareholders, subject to the Arrangement;
(d)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement to the Company Shareholders at which all Company Shareholders will have a right to attend and the Company will ensure that each person entitled to receive Consideration on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;
(e)	the Company Shareholders entitled to receive Share Consideration will be advised that such securities issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States and will be issued by the Purchaser in reliance on the Section 3(a)(10) Exemption and in accordance with exemptions from all applicable securities laws of any state of the United States;
(f)	each Company Shareholder will be advised that with respect to securities issued to persons who are “affiliates” (as such term is defined in Rule 144 under the U.S. Securities Act) of the Purchaser or persons who have been “affiliates” of the Purchaser within 90 days prior to the Effective Date, such securities will be subject to restrictions on resale under U.S. Securities Laws, including Rule 144 under the U.S. Securities Act;
(g)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being substantially and procedurally fair to the Company Shareholders;
(h)	the Interim Order will specify that each Company Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of the Section 3(a)(10) Exemption; and
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(i)	the Company shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of the Purchaser pursuant to the Plan of Arrangement.”

Section 2.13 U.S. Tax Matters

(1)	The Arrangement is intended to qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder, and this Agreement, together with the Plan of Arrangement, is intended to be, and is hereby adopted as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat this Agreement, together with the Plan of Arrangement, as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment. Within 45 days after the Effective Date, the Purchaser shall complete and post on its website an IRS Form 8937 reporting the Arrangement as a tax-deferred reorganization under section 368(a) of the U.S. Tax Code.
(2)	Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth herein and to use commercially reasonable efforts to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of section 368(a) of the U.S. Tax Code.
(3)	For greater certainty, neither Party makes any representation, warranty, or covenant to the other Party or to any Company Shareholder, holder of Purchaser Shares or any other Person regarding the United States tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code or as a tax-deferred transaction for purposes of any United States state or local income tax Law, and the tax-free treatment of the Arrangement and the performance of covenants contained in Section 2.13(2) shall not be a condition to the Arrangement.

Section 2.14 List of Company Shareholders

At the reasonable request of the Purchaser from time to time, the Company shall, as soon as reasonably practicable, provide the Purchaser with a list (in both written and electronic form) of the registered Company Shareholders, together with their addresses and respective holdings of Company Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company DSUs), and a list of non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request.

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Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company

(1)	Except as disclosed in the Company Filings or the Company Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), the Company represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.
(2)	Except for the representations and warranties set forth in this Agreement, neither the Company nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company.
(3)	The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time. This Section 3.1 will not limit any covenant or agreement of the Parties, which, by its terms, contemplates performance after the Effective Date or the date on which this Agreement is terminated, as the case may be.

Section 3.2 Representations and Warranties of the Purchaser

(1)	Except as disclosed in the Purchaser Filings (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), the Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.
(2)	Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser.
(3)	The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time. This Section 3.2 will not limit any covenant or agreement of the Parties, which, by its terms, contemplates performance after the Effective Date or the date on which this Agreement is terminated, as the case may be.

Article 4
COVENANTS

Section 4.1 Conduct of Business of the Company

(1)

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned; (ii) as required or permitted by this Agreement; (iii) as required by Law or a Governmental Entity; or (iv) in respect of reasonable payments to legal and financial advisors in connection with the Company’s response to a Company Acquisition Proposal in accordance with the terms of this Agreement, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the Ordinary Course

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(other than in the case of an emergency or exigent circumstances, the details of which shall be furnished by the Company to the Purchaser in writing as soon as reasonably practicable after such emergency or exigent circumstance) and in accordance with applicable Law, and the Company shall use commercially reasonable efforts to maintain and preserve its and the Company Subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Company and the Company Subsidiaries has material business relations.

(2)	Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned; (ii) as required or permitted by this Agreement; (iii) as required by Law or a Governmental Entity; or (iv) as contemplated by the Company Disclosure Letter, the Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly:
(a)	amend any of the Company’s Constating Documents its articles of incorporation, articles of amalgamation, by-laws or similar respective organizational documents of any Company Subsidiary;
(b)	split, combine, reclassify or amend the terms of any class or series of share capital of the Company or any Company Subsidiary;
(c)	amend the terms of any outstanding securities that are exercisable or exchangeable for, or convertible into, Company Shares;
(d)	reduce the stated capital of the Company or any Company Subsidiary;
(e)	declare, pay or issue any dividend in respect of the Company Shares;
(f)	except as disclosed in the Company Disclosure Letter, redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Shares or any securities of any Company Subsidiary;
(g)	except as disclosed in the Company Disclosure Letter, issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of, any shares of the Company or any Company Subsidiary or any options, warrants or similar rights exercisable or exchangeable for or convertible into shares of the Company or any Company Subsidiary, except for the issuance of Company Shares issuable upon the vesting and settlement of the currently outstanding Company DSUs;
(h)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $100,000 for all such transactions, other than Ordinary Course acquisitions of inventory or Ordinary Course acquisitions under procurement contracts;
(i)	sell, lease or otherwise transfer, directly or indirectly, in one transaction or in a series of related transactions, any Company Assets which have a value greater than $100,000 in the aggregate, other than the sale, lease, disposition or other transfer of inventories or other assets in the Ordinary Course;
(j)	make any material capital expenditures, other than as incurred in connection with this Agreement and the transactions contemplated herein and other than in the Ordinary Course or to ensure the maintenance of the current standard of operations;
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(k)	except pursuant to the transactions contemplated herein, reorganize or amalgamate or merge with or into another Person or, in respect of any of the Company Subsidiaries, agree to or support any of the foregoing;
(l)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any Company Subsidiary or agree to or support any of the foregoing;
(m)	prepay any long-term Indebtedness before its scheduled maturity;
(n)	become liable, in one transaction or in a series of related transactions, with respect to any Indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of $100,000;
(o)	make any loan or advance to, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;
(p)	make any material change in the Company’s accounting principles, except as required by concurrent changes in IFRS, or pursuant to written instructions, comments or orders of a Securities Authority;
(q)	enter into any collective agreement or union agreement or amend, modify, terminate or agree to any such amendment, modification, termination or waiver of rights;
(r)	except as required by the terms of the Company Employee Plans, any written employment Contracts, as disclosed in the Company Disclosure Letter, pursuant to Section 2.9 hereof or in the Ordinary Course: (i) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of the Company or any Company Subsidiary; (ii) grant, accelerate, or increase any payment, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer or employee of the Company or any Company Subsidiary; (iii) increase the coverage, contributions, funding requirements or benefits available under any Company Employee Plan; (iv) except as described in the Company Disclosure Letter, increase salaries, compensation (in any form), bonus levels or make retention or success payments or other benefits payable to any director, officer, employee or consultant of the Company or any Company Subsidiary; (v) except as permitted hereby, enter into or amend any employment, deferred compensation or other similar Contract (or amend any such existing Contract) with any director or officer of the Company or any Company Subsidiary; (vi) make any material determination under any Company Employee Plan that is not in the Ordinary Course; or (vii) except as described in the Company Disclosure Letter or payments up to the aggregate of $50,000, make any bonus or profit sharing distribution or similar payment of any kind;
(s)	adopt or establish any employee benefit plan that would become a Company Employee Plan upon being adopted or established, or terminate, amend or modify, in any material way, an existing Company Employee Plan;
(t)	commence, waive, release, assign, settle or compromise any Actions in excess of an amount of $100,000 in the aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;
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(u)	(i) amend or modify in any material respect or terminate or waive any material right under any Company Material Contract, or (ii) enter into any Company Material Contract;
(v)	amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any Company Subsidiary in effect on the date of this Agreement; or
(w)	authorize, agree, resolve or otherwise commit to do any of the foregoing.
(3)	The Company covenants and agrees that until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 7, the Company and the Company Subsidiaries will (i) duly and timely file with the appropriate Governmental Entity all material Tax Returns required to be filed by it, which shall be correct and complete in all material respects, (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all material amounts required to be so paid, withheld, collected or remitted and (iii) not without prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned, or delayed (A) make any Tax election, file any material information schedule, material return or material designation, or settle or compromise any material Tax claim, assessment, reassessment or liability, (B) file any material amended Tax Return, except as required by Law, file any notice of appeal or otherwise initiate any Action with respect to Taxes, (C) enter into any agreement with a Governmental Entity with respect to Taxes, (D) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, (E) consent to the extension or waiver of the limitation period applicable to any Tax matter, (F) amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law, (G) enter into any Tax sharing, Tax allocation or Tax indemnification agreement, or (H) make a request for a Tax ruling to any Governmental Entity.
(4)	The Company shall keep the Purchaser reasonably informed of any material events, discussions, notices or changes with respect to any Tax or regulatory investigation or any other investigation by a Governmental Entity or action involving the Company or any Company Subsidiary (other than Ordinary Course communications which could not reasonably be expected to be material to the Company). The Company will consider in good faith any reasonable requests by the Purchaser that the Company or its Company Subsidiaries take any action regarding Tax filing matters, including the filing of notices of appeal and other actions in respect of notices of assessment from the Canada Revenue Agency (provided that, for greater certainty, the Company shall be obligated pursuant to Section 4.1(3) not to take any action regarding such matters without the consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed). The Purchaser may request that the Company take or cause the Company Subsidiaries to take any action referred to in Section 4.1(3) where such action is necessary to preserve the Company or relevant Company Subsidiary’s rights (including, without limitation, due to the potential expiry of any limitation or statute-barring period). The Company may only refuse such requests where, acting reasonably (and providing evidence of the same to the Purchaser) such actions would be illegal or harm the Company.
(5)	Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended to allow the Purchaser to exercise material influence over the operations of the Company or any Company Subsidiary prior to the Effective Time.

Section 4.2 Interim Period Consents

The Purchaser will, promptly following the date hereof, designate two individuals, either of whom the Company may seek approval to undertake any actions not permitted to be taken under Section 4.1 and will ensure that such persons will respond, on behalf of the Purchaser, to the Company’s requests in an expeditious manner.

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Section 4.3 Covenants Relating to the Arrangement

(1)	Subject to applicable Law, from the date hereof until the earlier of the Effective Time or the termination of this Agreement, each of the Company and the Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do or cause to be done all things required or advisable under Law to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, subject to Section 4.4, including:
(a)	to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;
(b)	to obtain or cause to be obtained, as applicable, as soon as practicable following execution of this Agreement, and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under the Company Material Contracts in connection with the Arrangement or this Agreement, or (ii) required in order to maintain the Company Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser;
(c)	using commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it and its Subsidiaries relating to this Agreement or the Arrangement;
(d)	upon reasonable consultation with the other Party, to oppose, lift or rescind any Award seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement and to defend, or cause to be defended, any Actions to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;
(e)	If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions directly or indirectly contemplated by this Agreement, the Parties shall use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date; and
(f)	not taking any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.
(2)	The Company shall promptly notify the Purchaser in writing of:
(a)	any Company Material Adverse Effect;
(b)	any notice or other written communication from any Person: (i) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement; or (ii) to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Company or any Company Subsidiary as a result of the Arrangement or this Agreement; or
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(c)	any material filings, investigations or Actions commenced or, to its knowledge, threatened against, relating to or involving the Company or any Company Subsidiary that relate to this Agreement or the Arrangement.
(3)	The Purchaser shall promptly notify the Company in writing of:
(a)	any Purchaser Material Adverse Effect;
(b)	any notice or other written communication from any Person: (i) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement; or (ii) to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Purchaser or any Purchaser Subsidiary as a result of the Arrangement or this Agreement; or
(c)	any material filings, investigations or Actions commenced or, to its knowledge, threatened against, relating to or involving the Purchaser or any Purchaser Subsidiary that relate to this Agreement or the Arrangement.

Section 4.4 Key Regulatory Approvals

(1)	As soon as reasonably practicable after the date hereof, the Purchaser and the Company shall make all required notifications, registrations, filings, applications and submissions with Governmental Entities, shall promptly respond to any information requests by a Governmental Entity, and shall use their commercially reasonable efforts to obtain and maintain the Key Regulatory Approvals, so as to enable the Closing to occur as soon as reasonably practicable (and in any event no later than the Outside Date).
(2)	With respect to obtaining the Key Regulatory Approvals and the other matters identified in this Section 4.4, each of the Purchaser and the Company shall, shall cause its respective Subsidiaries to, cooperate with one another and shall provide such assistance as any Party may reasonably request in connection with obtaining the Key Regulatory Approvals as soon as reasonably practicable from the date of this Agreement and in any event prior to the Outside Date. In particular:
(a)	no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity not to consummate the transactions contemplated by the Arrangement, except upon the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed);
(b)

the Parties shall exchange drafts of all submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings to be made or submitted to or filed with any Governmental Entity in respect of obtaining the Key Regulatory Approvals, and to the extent not precluded by such Governmental Entity, give the other Party a reasonable opportunity to review and will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings submitted to or filed with any Governmental Entity in respect of the transactions contemplated by the Arrangement, provided that

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(i) submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings to or with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable solicitor-client or other privilege or competitively sensitive information, provided that the Party must provide on, an external counsel-only and privileged and confidential basis, un-redacted versions of such written materials with any Governmental Entity in connection with obtaining Regulatory Approvals, on the basis that the redacted information will not be shared with the other Party, (ii) no Party shall be required to share with any other Party or their external counsel any highly commercially sensitive information, and (iii) the Parties shall restrict access to the filings required by Section 4.4(2) to their employees and external counsel who have a need to know;

(c)	each Party will keep the other Party and its respective counsel fully apprised of all substantive written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Key Regulatory Approvals, and, unless participation by a Party is prohibited by Law or by such Governmental Entity, shall provide the other Party with a reasonable opportunity to participate in such meetings; and
(d)	the Purchaser and, if reasonably required, the Company, shall, and shall cause its Subsidiaries to, each contest and resist any Actions, and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) which has the effect of making the transactions contemplated by the Arrangement illegal or otherwise prohibiting consummation, or materially altering, the terms or conditions, of the transactions contemplated by the Arrangement.
(3)	Notwithstanding any requirement in this Agreement, in the case of a disagreement between the Parties over the strategy, tactics or decisions relating to obtaining the Key Regulatory Approvals, the Purchaser shall, while considering the views and input of the Company in good faith and acting reasonably, have the final and ultimate authority over the appropriate strategy, tactics and decisions related to obtaining the Key Regulatory Approvals.
(4)	The Purchaser shall pay all filing fees (including any Taxes thereon) payable to any Governmental Entity in connection with any Regulatory Approvals.

Section 4.5 Access to Information; Confidentiality

(1)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to Law and the terms of any existing Contracts, the Company shall: (i) give to the Purchaser and its Representatives reasonable access to the Books and Records and Company Material Contracts and subject to Section 4.5(3), its personnel, during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company and the Company Subsidiaries; and (ii) furnish to the Purchaser and its Representatives such financial and operating data and other information as such Persons may reasonably request.
(2)	Neither the Purchaser nor any of its Representatives will contact any Company Employees, or any contractual counterparties of the Company or the Company Subsidiaries (in their capacity as such), except after consultation with and the approval of the Chief Executive Officer of the Company and a director of the Company, which approval shall not be unreasonably withheld, conditioned or delayed.
(3)	Notwithstanding any provision of this Agreement, the Company shall not be obligated to provide access to, or to disclose, any information to the Purchaser if the Company reasonably determines that such access or disclosure would jeopardize any attorney client or other privilege claim by the Company or any of the Company Subsidiaries.
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(4)	Investigations made by or on behalf of the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.
(5)	For greater certainty, the Purchaser and its affiliates shall treat, and shall cause its Representatives to treat, all information furnished to the Purchaser or any of its affiliates or Representatives in connection with the transactions contemplated by this Agreement as Confidential Information which may not be disclosed by Purchaser unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Purchaser to refrain from disclosing the information for confidentiality or other purposes; or (ii) Purchaser needs to disclose such information in order to enforce or exercise its rights under this Agreement. Without limiting the generality of the foregoing, the Purchaser acknowledges and agrees that the Company Disclosure Letter and all information contained in it is confidential and shall be treated in a manner consistent with the Purchaser’s treatment of its own Confidential Information.

Section 4.6 Public Communications

Except as required by Law, a Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that, upon the advice of its legal counsel, is required to make disclosure by Law shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review and comment on the disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its Representatives, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure. Prior to filing any document relating to the Arrangement on SEDAR Plus or EDGAR, the Parties agree to consult with each other in order to agree on the version of the document to be filed and any necessary redactions to be made to the document.

Section 4.7 Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:
(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or
(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.
(2)	Notification provided under this Section 4.7 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.
(3)

The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date.

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If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting or the making of the application for the Final Order, unless the Parties mutually agree otherwise, the Company shall postpone or adjourn the Company Meeting or delay making the application for the Final Order, or both, to the earlier of (a) 10 Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.8 Insurance and Indemnification

(1)	Prior to the Effective Date, the Company shall purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance from insurers providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and the Company Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and the Company Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that, for the avoidance of doubt, the Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time.
(2)	The Purchaser shall, from and after the Effective Time, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and the Company Subsidiaries and acknowledges that such rights shall survive the completion of the Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.
(3)	If the Purchaser, the Company or any of the Company Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or the Company Subsidiaries) assumes all of the obligations set forth in this Section 4.8.

Section 4.9 TSX Delisting

Subject to Laws, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Company Shares to be de-listed from the TSX with effect immediately following the acquisition by Purchaser of the Company Shares pursuant to the Arrangement.

Section 4.10 Covenants Regarding Personnel

(1)	The Purchaser covenants and agrees and, after the Effective Time, will cause the Company and any successor to the Company to covenant and agree:
(a)	to recognize each Company Employee’s length of service record with the Company or the Company Subsidiaries, as applicable, with no diminishment in the Company Employee’s length of service record as a result of the transactions contemplated by this Agreement, except where such recognition would result in a duplication of benefits;
(b)	based on the information that has been disclosed in writing by the Company to the Purchaser, not to provide severance payments to any Company Employee who is terminated without cause that are, in the aggregate, no less favourable for any such Company Employee than what the Company or a Company Subsidiary, as applicable, would have customarily provided to any such Company Employee (based on their local jurisdiction) as of the date of this Agreement;
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(c)	until one year from the Effective Date, based on the information that has been disclosed in writing by the Company to the Purchaser, unless a Company Employee is terminated, to provide the Company Employees with compensation that is, in the aggregate, no less favourable than the compensation provided to Company Employees from the levels in effect as of the date of this Agreement;
(d)	to use commercially reasonable efforts: (i) to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health and welfare insurance plans of the Purchaser or the Purchaser Subsidiaries to be waived with respect to the Company Employees and their eligible dependents to the extent that, immediately prior to the Effective Time, such pre-conditions and limitations were not excluded from, and coverage was available under, the applicable Company Employee Plan(s), (ii) where the benefits provided under a Purchaser Employee Plan are subject to a deductible or annual limit in respect of the benefits provided to an individual during a certain period of time, to take into account the amount of any corresponding deductible or annual limit which has already been paid or applied by, or in respect of, the applicable Company Employee during such period and prior to the Effective Time under the corresponding Company Employee Plan, for the purpose of determining the amount of the deductible or annual limit to be paid or applied by, or in respect of, the Company Employee under the Purchaser Employee Plan after the Effective Time, and (iii) where service with the Purchaser is a relevant criterion under a Purchaser Employee Plan, to give each Company Employee service credit for such Company Employee’s employment with the Company or any Company Subsidiary (and any predecessor entities), as applicable, for purposes of (A) vesting, (B) benefit accrual, (C) pay credit level in any cash balance or similar plan, (D) level of subsidy by Purchaser or any Purchaser Subsidiary for any health or welfare plan, and (E) eligibility to participate, in each case, under each applicable Purchaser Employee Plan, as if such service had been performed with Purchaser, except to the extent it would result in a duplication of benefits or in the treatment of a Company Employee under such Purchaser Employee Plan that is more favorable than the treatment of a similarly situated Purchaser Employee of the same age and with the same years of service; and
(e)	without limiting the foregoing, to honour and comply, in all material respects, with the terms of all existing employment, indemnification, change in control, severance, termination or other compensation agreements and employment and severance obligations of the Company or any Company Subsidiary, as applicable.

The Purchaser further acknowledges that the Company Employees are entitled to benefits that form a portion of overall compensation for Company Employees, and the Purchaser covenants and agrees and, after the Effective Time, will cause the Company and any successor to the Company, to provide benefits to the Company Employees that are, in the aggregate, no less favourable than those provided to the Company Employees as of the date of this Agreement.

(2)	The Company shall use its commercially reasonable efforts to obtain and deliver to the Purchaser at the Effective Time evidence reasonably satisfactory to the Purchaser of the resignations, effective as of the Effective Time, of all: (i) of the directors of the Company; and (ii) all of the officers of the Company requested by the Purchaser. Such resignations shall be received in consideration for the Purchaser and the Company providing releases to each such persons, in form and substance satisfactory to the Company and such resigning person, each acting reasonably (or in the case of officers who have a form of release attached to their relevant employment agreement, in such form as is attached to such agreement), which mutual releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for accrued but unpaid salary, directors’ fees, bonus, payments in respect of the Company DSUs, other payments due pursuant to the Arrangement as a Company Shareholder, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements, and for any payments that may be owing to them pursuant to the terms of their employment with the Company or any Company Subsidiary.
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(3)	Notwithstanding the generality of the foregoing, nothing in this Section 4.10 shall require or be deemed to require the Purchaser to maintain, duplicate or replicate any specific Company Employee Plan or any specific coverage or benefit under or service provider in connection with such Company Employee Plan

Section 4.11 Governance Matters

Immediately following the Effective Date, the Purchaser shall appoint to its board of directors, the individual identified in Section 4.11 of the Company Disclosure Letter, or if such individual is unwilling or unable to serve in such capacity, one (1) nominee to be designated by the Company in writing prior to the Effective Date.

Section 4.12 Canadian Tax Rollover

If requested by an Eligible Holder who receives Purchaser Shares as the Share Consideration pursuant to the Arrangement, in whole or in part, the Purchaser shall make a joint election with such Eligible Holder in accordance with subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial legislation) provided that such election is in accordance with the provisions of the Tax Act (and applicable provincial legislation) (a “Section 85 Election”) and complies with any procedures as may be established by the Purchaser with respect to such Section 85 Elections. The agreed amount under such joint election shall be determined by each Eligible Holder in such Eligible Holder’s sole discretion within the limits set out in the Tax Act (and applicable provincial legislation). The obligation of the Purchaser in this regard is limited to Eligible Holders that provide Purchaser with a validly completed Section 85 Election form within 90 days after the Effective Date, and the Purchaser will not assume any responsibility for the proper completion and filing of such election. The Purchaser shall, within 90 days after receiving the validly completed Section 85 Election form from an Eligible Holder, sign and return such form to the Eligible Holder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). The Purchaser will not have any obligation to make such an election in respect of any Company Shareholder other than an Eligible Holder. In its sole discretion, the Purchaser may choose to sign and return a Section 85 Election form received by it more than 90 days following the Effective Date, but it will have no obligation to do so.

Section 4.13 Tax Election

The Company shall make an election to cease to be a “public corporation” under subsection 89(1) of the Tax Act with effect immediately, or as soon as reasonably practicable, following de-listing of the Company Shares from the TSX.

Article 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Company shall not, directly or indirectly, through any director, Company Employee or Representative:
(a)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any Confidential Information, properties, facilities, Books and Records of the Company or any Company Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Company Acquisition Proposal;
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(b)	enter into or otherwise engage or participate in any negotiations or meaningful discussions with any Person (other than with the Purchaser or any Person acting jointly or in concert with the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Company Acquisition Proposal, provided that the Company may (i) advise any Person of the restrictions of this Agreement, (ii) contact the Person for the purposes of seeking clarification of the terms of such Company Acquisition Proposal, and (iii) advise any Person making a Company Acquisition Proposal that the Company Board has determined that such Company Acquisition Proposal does not constitute a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;
(c)	make a Change in Recommendation;
(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Company Acquisition Proposal, or take no position or remain neutral with respect to any publicly announced Company Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Company Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Company Acquisition Proposal will not be considered to be in violation of this Article 5 provided the Company Board has rejected such Company Acquisition Proposal or affirmed the Company Board Recommendation, as the case may be, by or before the end of such five (5) Business Day period); or
(e)	approve, recommend or enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) or publicly propose to enter into any agreement in respect of a Company Acquisition Proposal.
(2)	Except as expressly provided in this Article 5, the Company shall, and shall cause the Company Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any Person (other than with the Purchaser) with respect to any inquiry, proposal or offer that would reasonably be expected to constitute a Company Acquisition Proposal, and in connection therewith, the Company will:
(a)	immediately discontinue access to and disclosure of all information, including any data room and any Confidential Information, properties, facilities, Books and Records of the Company and the Company Subsidiaries; and
(b)	request, and exercise all rights it has to require the return or destruction of all copies of any Confidential Information (including all materials including or incorporating or otherwise reflecting such Confidential Information) regarding the Company or any Company Subsidiary provided to any Person other than the Purchaser in connection with such potential Company Acquisition Proposal (including before the date of this Agreement), including using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.
(3)

The Company covenants and agrees not to release any Person from, or waive such Person’s obligations respecting the Company, under any confidentiality, standstill or similar agreement or restriction to which the Company is a party (it being acknowledged by the Purchaser that the automatic termination or release of any restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)), except to allow such Person to make a Company Acquisition Proposal confidentially to the Company Board that constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal,

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provided that the remaining provisions of this Article 5 are complied with, and the Company undertakes to seek to enforce, or cause the Company Subsidiaries to seek to enforce, all confidentiality, standstill, or similar agreements or restrictions that it or any of the Company Subsidiaries have entered into prior to the date hereof or enter into after the date hereof.

Section 5.2 Notification of Company Acquisition Proposals

If after the date of this Agreement the Company or any of the Company Subsidiaries or any of their respective Representatives, receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute a Company Acquisition Proposal, or any request for copies of, access to, or disclosure of, Confidential Information relating to the Company or any Company Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, Books and Records of the Company or any Company Subsidiary, in connection with such a Company Acquisition Proposal, the Company shall promptly notify the Purchaser, at first orally, and then within 24 hours, in writing, of such Company Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making such Company Acquisition Proposal.

Section 5.3 Responding to a Company Acquisition Proposal

Notwithstanding Section 5.1, or any other agreement between the Parties or between the Company and any other Person, if at any time prior to obtaining the approval of the Company Shareholders of the Arrangement Resolution, the Company receives a Company Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and, subject to the Company (i) entering into a confidentiality and standstill agreement with such Person (if one has not already been entered into) containing terms that may not restrict the Company from complying with this Article 5 (it being understood and agreed that such confidentiality and standstill agreement need not restrict the making of a Company Acquisition Proposal or related communications to the Company or the Company Board); and (ii) concurrently providing the Purchaser with access to any information that was provided to such Person and not previously provided to the Purchaser may provide copies of, access to or disclosure of information, properties, facilities, Books and Records of the Company or the Company Subsidiaries, if:

(a)	the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal; and
(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5.

Section 5.4 Right to Match

(1)	If the Company receives a Company Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Shareholders, the Company Board may, or may cause the Company to, make a Change in Recommendation and approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, if and only if:
(a)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;
(b)	the Company or its Representatives have delivered to the Purchaser a written notice of the determination of the Company Board that it has received a Superior Proposal and of the intention to approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, including a notice as to the value in financial terms that the Company Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (the “Superior Proposal Notice”);
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(c)	the Company or its Representatives have provided to the Purchaser a copy of any proposed definitive agreement for the Superior Proposal;
(d)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the definitive agreement for the Superior Proposal;
(e)	after the Matching Period, the Company Board has determined in good faith, after consultation with its legal counsel and financial advisors, that such Company Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)); and
(f)	prior to or concurrently with making a Change in Recommendation or entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Termination Amount pursuant to Section 8.2(2).
(2)	During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Company Board shall review any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in good faith, after consultation with outside legal and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Company Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser and/or its affiliates to proceed with the transactions contemplated by this Agreement on such amended terms. If as a consequence of the foregoing the Company Board determines that such Company Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.
(3)	Each successive amendment to any Company Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Company Acquisition Proposal for the purposes of this Section 5.4, provided that the Matching Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial five (5) Business Day Matching Period and 36 hours after the Purchaser received the Superior Proposal Notice for the new Company Acquisition Proposal.
(4)	Nothing in this Agreement shall prohibit the Company Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to a Company Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in this Agreement shall prevent the Company Board from making any disclosure to the Company Shareholders if the Company Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board or such disclosure is otherwise required under Law; provided, however, that, notwithstanding the Company Board shall be permitted to make such disclosure, the Company Board shall not be permitted to make a Change in Recommendation, other than as permitted by Section 5.4(1).
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(5)	If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than five (5) Business Days before the Company Meeting, the Company shall be entitled to, and shall upon request from the Purchaser, postpone the Company Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Company Meeting (and, in any event, prior to the Outside Date).

Article 6
CONDITIONS

Section 6.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, are subject to the satisfaction, on or before the Effective Time, or such other time specified, of the following conditions:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order.
(2)	Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.
(3)	Key Regulatory Approvals. All Key Regulatory Approvals in form and substance satisfactory to the Parties, acting reasonably, shall have been obtained or concluded.
(4)	U.S. Securities Matters. All necessary actions (including the obtaining of the Final Order, which will serve as a basis for relying upon the Section 3(a)(10) Exemption regarding the distribution of the Share Consideration) shall have been taken with respect to the Arrangement so that the Purchaser Shares representing the Share Consideration issued in exchange for Company Shares pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and similar exemptions under applicable securities laws of any state of the United States.

The conditions in this Section 6.1 are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that the Parties may have, including the right of the Parties to rely on any other of such conditions.

Section 6.2 Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser and/or its affiliates will not be required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Company set forth in this Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect (and, for this purpose, any reference to “material”, “Company Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and the Company has delivered a certificate confirming same to the Purchaser, executed by two executive officers of the Company (in each case on behalf of the Company and without personal liability) addressed to the Purchaser and dated the Effective Date.
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(2)	Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time and the Company has delivered a certificate confirming same to the Purchaser, executed by two executive officers of the Company (in each case on behalf of the Company and without personal liability) addressed to the Purchaser and dated the Effective Date.
(3)	Dissent Rights. Company Shareholders shall not have exercised their Dissent Rights in connection with the Arrangement with respect to more than 5% of the outstanding Company Shares.
(4)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Company Material Adverse Effect and the Company shall have provided to the Purchaser a certificate of two executive officers of the Company to that effect (on the Company’s behalf and without personal liability) addressed to the Purchaser and dated the Effective Date.
(5)	No Action. No Governmental Entity having jurisdiction over the Parties or the Arrangement shall have enacted, issued, promulgated, enforced or entered any Award (whether temporary, preliminary or permanent) against the Company or any of the Company Subsidiaries or in respect of the Arrangement which is then in effect and, directly or indirectly, has the effect of materially altering the terms and conditions of the transactions contemplated by this Agreement, preventing, restricting, enjoining or otherwise prohibiting the Parties from consummating the transactions contemplated by this Agreement (including, in particular, the Arrangement, or that would reasonably be expected to have a Company Material Adverse Effect either before or after completion of the Arrangement. No Action shall have been taken, commenced, enacted, promulgated, enforced, pending, or, to the knowledge of the Company, threated by any Governmental Entity of competent jurisdiction which, directly or indirectly, prevents, restricts, enjoins or otherwise prohibits (or would reasonably be expected to have the effect of preventing, restricting, enjoining or otherwise prohibiting) the Parties from consummating the transactions contemplated by this Agreement (including, in particular, the Arrangement, or that would or that would reasonably be expected to have a Company Material Adverse Effect either before or after completion of the Arrangement.

Section 6.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Purchaser set forth in this Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Purchaser Material Adverse Effect (and, for this purpose, any reference to “material”, “Purchaser Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and the Purchaser has delivered a certificate confirming same to the Company, executed by two executive officers of the Purchaser (in each case on behalf of the Purchaser and without personal liability) addressed to the Company and dated the Effective Date.
(2)	Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time and the Purchaser has delivered a certificate confirming same to the Company, executed by two executive officers of the Purchaser (on behalf of the Purchaser and without personal liability) addressed to the Company and dated the Effective Date.
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(3)	Deposit of Consideration. The Purchaser shall have deposited or caused to be deposited with the Depository in escrow in accordance with Section 2.8 the funds and Purchaser Shares required to effect payment in full of the aggregate Consideration to be paid in respect of the Company Shares pursuant to the Plan of Arrangement and the Depository shall have confirmed to the Company the receipt of such funds and Purchaser Shares, as applicable.
(4)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Purchaser Material Adverse Effect and the Purchaser shall have provided to the Company a certificate of two executive officers of the Purchaser to that effect (on the Purchaser’s behalf and without personal liability) addressed to the Company and dated the Effective Date.
(5)	No Action. No Governmental Entity having jurisdiction over the Parties or the Arrangement shall have enacted, issued, promulgated, enforced or entered any Award (whether temporary, preliminary or permanent) against the Purchaser or the Purchaser Subsidiaries which is then in effect and, directly or indirectly, has the effect of preventing, restricting, enjoining or otherwise prohibiting the Parties from consummating the transactions contemplated by this Agreement (including, in particular, the Arrangement, or that would reasonably be expected to have a Purchaser Material Adverse Effect either before or after completion of the Arrangement. No Action shall have been taken, commenced, enacted, promulgated, enforced, pending, or, to the knowledge of the Purchaser, threated by any Governmental Entity of competent jurisdiction which, directly or indirectly, prevents, restricts, enjoins or otherwise prohibits (or would reasonably be expected to have the effect of preventing, restricting, enjoining or otherwise prohibiting) the Parties from consummating the transactions contemplated by this Agreement (including, in particular, the Arrangement, or that would or that would reasonably be expected to have a Purchaser Material Adverse Effect before or after completion of the Arrangement.

Section 6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Registrar. For greater certainty, and notwithstanding the terms of any escrow agreement entered into between the Purchaser and the Depositary, all funds held in escrow shall be deemed to be released from escrow when the Certificate of Arrangement is issued by the Registrar.

Article 7
TERM AND TERMINATION

Section 7.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2 Termination

(1)	This Agreement may be terminated prior to the Effective Time by:
(a)	the mutual written agreement of the Parties; or
(b)	either the Company or the Purchaser if:
(i)	the Company Meeting is duly convened and held and the Arrangement Resolution is voted on by Company Shareholders and not approved by the Company Shareholders as required by the Interim Order;
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(ii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser and/or its affiliates from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(1) [Company Representations and Warranties], Section 6.3(1) [Purchaser Representations and Warranties], Section 6.2(2) [Company Performance of Covenants] or Section 6.3(2) [Purchaser Performance of Covenants], as applicable, not to be satisfied; or
(iii)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or
(c)	the Company if:
(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties] or Section 6.3(2) [Purchaser Performance of Covenants] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.7(3); provided that any wilful breach shall be deemed to be incapable of being cured and the Company is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(1) [Company Representations and Warranties] or Section 6.2(2) [Company Performance of Covenants] not to be satisfied; or
(ii)	prior to the approval by the Company Shareholders of the Arrangement Resolution, the Company Board makes a Change in Recommendation or the Company or a Company Subsidiary enters into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Termination Amount in accordance with Section 8.2(2);
(iii)	there has occurred a Purchaser Material Adverse Effect which is incapable of being cured on or prior to the Outside Date;
(d)	the Purchaser if:
(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company Representations and Warranties] or Section 6.2(2) [Company Performance of Covenants] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.7(3);

43

provided that any wilful breach shall be deemed to be incapable of being cured and the Purchaser is not in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(1) [Purchaser Representations and Warranties] or Section 6.3(2) [Purchaser Performance of Covenants] not to be satisfied;

(ii)	prior to the approval by the Company Shareholders of the Arrangement Resolution, (A) the Company Board fails to unanimously recommend, withdraws, amends, modifies or qualifies in a manner that has substantially the same effect, the approval or recommendation of the Arrangement or the Arrangement Resolution (a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to a Company Acquisition Proposal for a period of no more than five (5) Business Days after the formal announcement thereof shall not be considered a Change in Recommendation); or (B) the Company Board approves, recommends or authorizes the Company to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) concerning a Superior Proposal or (C) the Company breaches Section 5.1(1) in any material respect;
(iii)	the condition set forth in Section 6.2(3) [Dissent Rights] is not being satisfied by the Outside Date; or
(iv)	there has occurred a Company Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.
(2)	The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3 Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any Company Shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.8 and shall survive for a period of six (6) years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3, and Section 8.2 through to and including Section 8.16 and Section 4.5(5) shall survive, and provided further that, subject to Section 8.4, nothing herein shall relieve any Party from any liability for any failure to consummate the transactions contemplated by this Agreement if required to pursuant to this Agreement and no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

Article 8
GENERAL PROVISIONS

Section 8.1 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time: (1) be amended in any way provided for in the Plan of Arrangement; or (2) be amended by mutual written agreement of the Parties without further notice to or authorization on the part of the Company Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
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(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;
(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or
(d)	modify any mutual conditions contained in this Agreement.

Section 8.2 Termination Amount

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees if a Company Termination Amount Event occurs, the Company shall pay to the Purchaser the Termination Amount in accordance with Section 8.2(2) as proceeds of disposition of the Purchaser’s rights under this Agreement.

For the purposes of this Agreement:

(a)	“Termination Amount” means $800,000.00;
(b)	“Company Termination Amount Event” means the termination of this Agreement:
(i)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii)(A) or Section 7.2(1)(d)(ii)(B) [Change in Recommendation];
(ii)	by the Company, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal];
(iii)	by (A) the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Company Shareholders to Approve] or Section 7.2(1)(b)(iii) [Occurrence of Outside Date], or (B) the Purchaser pursuant to Section 7.2(1)(d)(i) [Company Breach of Representation or Warranty or Failure to Perform] due to a wilful breach or fraud of the Company, if:
(A)	following the date hereof and prior to such termination, a Company Acquisition Proposal is made or publicly announced by any Person (other than the Purchaser or any of its affiliates or any Person acting jointly or in concert with any of the foregoing); and
(B)	within twelve (12) months following the date of such termination, (i) a Company Acquisition Proposal is consummated by the Company or any Company Subsidiary; or (ii) the Company or any Company Subsidiary, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality or standstill agreement) in respect of a Company Acquisition Proposal and such Company Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination); or
(iv)	by the Purchaser pursuant to Section 7.2(1)(d)(ii)(C) [Breach of Non-Solicit], if, within twelve (12) months following the date of such termination, (i) a Company Acquisition Proposal is consummated by the Company or any Company Subsidiary, or (ii) the Company or any Company Subsidiary, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality or standstill agreement) in respect of a Company Acquisition Proposal and such Company Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination).
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For purposes of the foregoing, the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except references to “20% or more” shall be deemed to be references to “50% or more”.

(2)	If a Company Termination Amount Event occurs due to a termination of this Agreement by the Company pursuant to Section 7.2(1)(c)(ii), the Termination Amount shall be paid prior to or concurrently with the occurrence of such Company Termination Amount Event. If a Company Termination Amount Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 7.2(1)(d)(ii)(A) or Section 7.2(1)(d)(ii)(B) the Termination Amount shall be paid within two (2) Business Days following such Termination Amount Event. If a Company Termination Amount Event occurs in the circumstances set out in Section 8.2(1)(b)(iii) or Section 8.2(1)(b)(iv), the Termination Amount shall be paid upon the consummation of the Acquisition Proposal in respect of the Company referred to therein. Any Termination Amount shall be paid (less any applicable withholding Tax) by the Company to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser. For greater certainty, in no event shall the Company be obligated to pay the Termination Amount on more than one occasion.

Section 8.3 Expenses

If this Agreement is terminated by the Purchaser pursuant to (i) Section 7.2(1)(d)(i) [Company Breach of Representation or Warranty or Failure to Perform] resulting from a breach of a covenant or (ii) Section 7.2(1)(d)(ii)(C) [Breach of Non-Solicit], then the Company will, within two Business Days of such termination, reimburse the Purchaser for all of its reasonable documented out-of-pocket costs and expenses incurred in connection with the transactions contemplated hereby up to an aggregate amount of $[Amount Redacted] (“Expense Reimbursement”). The Company shall only be obligated to pay the Expense Reimbursement to the Purchaser once. No expense reimbursement pursuant to this Section 8.3 shall be payable by the Company to the Purchaser if the Company has paid the Termination Amount, and the Company shall only be required to pay the difference between the Termination Amount and the Expense Reimbursement if, after the Company has paid the Expense Reimbursement to the Purchaser, the Company becomes obligated to pay the Termination Amount.

If this Agreement is terminated by the Company pursuant Section 7.2(1)(c)(i) [Purchaser Breach of Representation or Warranty or Failure to Perform] resulting from a breach of a covenant, then the Purchaser will, within two Business Days of such termination, reimburse the Company for all of its reasonable documented out-of-pocket costs and expenses incurred in connection with the transactions contemplated hereby up to an aggregate amount of the Expense Reimbursement. The Purchaser shall only be obligated to pay the Expense Reimbursement to the Company once.

Except as otherwise expressly provided in this Agreement, the Parties agree that all out-of-pocket expenses of the Parties relating to this Agreement or the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses. For greater certainty, nothing in this Agreement will prevent or limit the Company from paying the reasonable fees and disbursements (plus applicable Taxes, if any) of its legal, accounting and financial advisors which are incurred by the Company in connection with the transactions contemplated hereby.

Section 8.4 Acknowledgment

Each Party acknowledges that the agreements contained in Section 8.2 and Section 8.3 are an integral part of the transactions contemplated by this Agreement, that without these agreements the other Party would not enter into this Agreement and that the amounts set out in Section 8.2 and Section 8.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which either Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and is not a penalty.

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Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. In the event the amounts set out in Section 8.2 and Section 8.3 are paid to the Purchaser (or as it directs), no other amounts will be due and payable as damages or otherwise by the Company and the Purchaser accepts that such payments are the maximum aggregate amount that the Company shall be required to pay in lieu of any damages or any other payments or remedy which the Purchaser may be entitled to in connection with this Agreement or the transactions contemplated by this Agreement; provided, however, that this limitation shall not apply in the event of a wilful breach by the Company of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the amount set out in Section 8.2 and Section 8.3, as applicable).

Section 8.5 Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(1)       to the Purchaser at:

SNDL Inc.
919 - 11 Avenue SW, Suite 300

Calgary, AB T2R 1P3

Attention: Zachary George
Email: [Email Redacted]

with a copy (which shall not constitute notice) to:
McCarthy Tétrault LLP
66 Wellington Street West, Suite 5300

Toronto, ON M5K 1E6

Attention: Ranjeev Dhillon and Rami Chalabi
Email: [Emails Redacted]

(2)       to the Company at:

Nova Cannabis Inc.

101, 17220 Stony Plain Road NW

Edmonton, AB T5S 1K6

Attention: Grant Sanderson
Email: [Email Redacted]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP

4500, Bankers Hall East

855 2nd Street SW

Calgary, AB T2P 4K7

Attention: Jon Truswell
Email: [Email Redacted]

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, email or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m.

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(local time in place of receipt) and otherwise on the next Business Day, or (ii) if sent by overnight courier, on the Business Day following the date it was sent. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.6 Time of the Essence

Time is of the essence in this Agreement.

Section 8.7 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity.

Section 8.8 Third Party Beneficiaries

(1)	Except as provided in Section 2.4(5) and Section 4.8 which, without limiting their terms, are intended as stipulations for the benefit of the third parties mentioned in such provisions (such third parties referred to in this Section 8.8 as the “Third Party Beneficiaries”) and except for the rights of the Company Shareholders to receive the Consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the Company Shareholders), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any Action or other forum.
(2)	Despite the foregoing, the Parties acknowledge to each of the Third Party Beneficiaries their direct rights against the applicable Party under Section 2.4(5) and Section 4.8, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as agent on their behalf and agrees to enforce such provisions on their behalf.

Section 8.9 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.10 Entire Agreement

This Agreement, together with the Company Disclosure Letter and the Purchaser Disclosure Letter, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

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There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.11 Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.
(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, except that the Purchaser may assign all or any portion of its rights and obligations under this Agreement to any of its direct or indirect wholly-owned Subsidiaries provided that such assignment does not delay the consummation of the transactions contemplated by this Agreement, but no such assignment shall relieve the Purchaser of its obligations hereunder.

Section 8.12 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.13 Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein.
(2)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.14 Rules of Construction

The Parties waive the application of any Law or rule of construction providing that ambiguities in this Agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.15 No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of the Company Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any Company Subsidiary.

Section 8.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic means) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

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The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

SNDL INC.

By:	(Signed) “Zachary George”
Name: Zachary George
Title: Chief Executive Officer

NOVA CANNABIS INC.

By:	(Signed) “Ron Hozjan”
Name: Ron Hozjan
Title: Director

SCHEDULE A
PLAN OF ARRANGEMENT

(See Attached.)

A-1

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) involving Nova Cannabis Inc. (the “Company”), its shareholders (the “Company Shareholders”) and SNDL Inc. (“SNDL”), as more particularly described and set forth in the management information circular (the “Circular”) of the Company dated ■, 2024 accompanying the notice of special meeting of the Company Shareholders (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement made as of August 12, 2024 between the Company and SNDL (the “Arrangement Agreement”)), is hereby authorized, approved and adopted.
2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “■” to the Circular, is hereby authorized, approved and adopted.
3.	The (i) Arrangement Agreement and all the transactions contemplated therein, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified, approved and adopted.
4.	The Company is hereby authorized to apply for a final order from the Court of King’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular or in accordance with the Interim Order (as defined in the Arrangement Agreement)).
5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Company Shareholders or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the Company Shareholders, (i) amend, modify, supplement or terminate the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and the Court; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions at any time prior to the issuance of the certificate giving effect to the Arrangement.
6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Registrar in accordance with the Business Corporations Act (Alberta), articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.
7.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.
B-1

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.	Organization and Qualification. The Company is a corporation duly incorporated and validly existing under the Laws of the Province of Alberta and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted, except where the failure to have such power and authority would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so qualified, licensed, registered or in good standing would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.
2.	Corporate Authorization.
(i)	The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement other than: (A) approval by the Company Board of the Company Circular; (B) the Arrangement Resolution being approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order and applicable Law; (C) filings with the Court in respect of the Arrangement; and (D) filing of the Articles of Arrangement with the Registrar.
(ii)	The Special Committee has received the oral Valuation and Fairness Opinion.
(iii)	The Company Board has received the oral Valuation and Fairness Opinion (true and complete written copies of which will be included in the Company Circular), and as at the date of this Agreement, after receiving advice of outside legal and financial advisors, the Company Board has unanimously: (A) determined that the Consideration to be received by the Company Shareholders (other than the Purchaser and its affiliates) pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Company; (B) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (C) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.
3.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
4.	Governmental Authorization. The Company is not required to obtain any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity in connection with the execution, delivery and performance by the Company of its obligations under this Agreement and the consummation by the Company of the Arrangement other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Registrar under the ABCA; (iv) any actions or filings with the Securities Authorities or the TSX; (v) Authorization or other action by or in respect of, or filing with, or notification to, Governmental Entities that issue Cannabis Retail Licences; and (vi) any consents, waivers, approvals, actions or filings or notifications, including any Regulatory Approvals other than the Key Regulatory Approvals, the absence of which would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.
C-1

5.	Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):
(i)	contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents;
(ii)	assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company or the Company Subsidiaries; or
(iii)	except as disclosed in the Company Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any Company Subsidiary is entitled (including by triggering any rights of first refusal or first offer, change in control provisions or other restrictions or limitations) under any Company Material Contract or any material Authorization to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound;

with such exceptions, in the case of each of clauses (ii) and (iii) as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

6.	Capitalization.
(i)	The authorized capital of the Company consists of an unlimited number of Company Shares and an unlimited number of first preferred shares, issuable in series. As of the close of business on August 9, 2024, there were 62,082,171 Company Shares, and no preferred shares of the Company outstanding. All outstanding Company Shares have been duly authorized and validly issued and are fully paid and non-assessable.
(ii)	The Company Disclosure Letter contains a list, as of the close of business on August 9, 2024, of the number of outstanding Company DSUs. All of the Company Shares issuable upon the vesting and settlement of rights under the Company Equity Incentive Plan, including outstanding Company DSUs, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.
(iii)	Except for the outstanding Company DSUs listed in the Company Disclosure Letter, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any Company Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or any Company Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or any Company Subsidiaries.
(iv)	All outstanding securities of the Company have been issued in material compliance with all Laws.
(v)	There are no bonds, debentures or other evidences of indebtedness of the Company or any Company Subsidiaries outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with Company Shareholders on any matter.
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(vi)	Except as disclosed in the Company Disclosure Letter, there are no issued, outstanding or authorized obligations on the part of the Company to repurchase, redeem or otherwise acquire any securities of the Company, or qualify securities for public distribution in Canada, the U.S. or elsewhere, or with respect to the voting or disposition of any securities of the Company.
(vii)	All dividends or distributions on the voting or equity securities of the Company that have been declared or authorized have been paid in full.
7.	Subsidiaries.
(i)	The Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of each Company Subsidiary and all Persons in which the Company owns or controls, directly or indirectly, any equity or proprietary interest indicating: (A) the name and jurisdiction of incorporation, organization or formation of such Person, and (B) the percentage owned directly or indirectly by the Company.
(ii)	Each Company Subsidiary is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, and operate its assets and conduct its business as now owned and conducted, except where the failure to be so organized, validly existing, qualified or in good standing, would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.
(iii)	The Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares of capital stock or other equity interests of the Company Subsidiaries, in each case free and clear of any Liens (other than Permitted Liens). All such shares of capital stock or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be.
8.	Securities Law Matters.
(i)	The Company is a “reporting issuer” under applicable Securities Laws in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador (the “Company Reporting Jurisdictions”). The Company Shares are listed and posted for trading on the TSX. The Company is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSX.
(ii)	As of the date of this Agreement, the Company has not taken any action to cease to be a reporting issuer in any of the Company Reporting Jurisdictions nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. As of the date of this Agreement, no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened.
(iii)

The Company has filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws since January 1, 2024. The documents comprising the Company Filings complied as filed in all material respects with applicable Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing),

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contain any Misrepresentation. The Company has not filed any confidential material change report which at the date of this Agreement remains confidential. To the knowledge of the Company, neither the Company nor any of the Company Subsidiaries is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

(iv)	The Company Shares are not and are not required to be registered pursuant to Section 12 of the U.S. Exchange Act. The Company is a “foreign private issuer” as that term is defined under Rule 405 promulgated under the U.S. Securities Act. The Company is not required to register as an “investment company” under the United States Investment Company Act of 1940.

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SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1.	Organization and Qualification.
(i)	The Purchaser is a corporation duly formed and validly existing under the Laws of the Province of Alberta and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted, except where the failure to have such power and authority would not reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The Purchaser is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so qualified, licensed, registered or in good standing would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
(ii)	Each Purchaser Subsidiary and, to the knowledge of the Purchaser, each member of the SunStream Group is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, and operate its assets and conduct its business as now owned and conducted, except where the failure to be so organized, validly existing, qualified or in good standing, would not, individually or in the aggregate, be reasonably expected to have a Purchaser Material Adverse Effect.
2.	Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement. The issuance of the Purchaser Shares comprising the Share Consideration has been duly authorized and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued, fully paid and non-assessable, free and clear of all Liens and will be issued in compliance with Laws.
3.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
4.	Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity other than: (i) any actions or filings with the Securities Authorities (or the Nasdaq); and (ii) any consents, waivers, approvals, actions or filings or notifications, including any Regulatory Approvals other than the Key Regulatory Approvals, the absence of which would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
5.	Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):
(i)	contravene, conflict with, or result in any violation or breach of the Purchaser’s Constating Documents;
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(ii)	assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Purchaser, Purchaser Subsidiaries or, to the knowledge of the Purchaser, the SunStream Group; or
(iii)	allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser, any Purchaser Subsidiary or the SunStream Group (based on the Purchaser’s knowledge) is entitled (including by triggering any rights of first refusal or first offer, change in control provisions or other restrictions or limitations) under any Purchaser Material Contract or any material Authorization to which the Purchaser, any Purchaser Subsidiary or the SunStream Group (based on the Purchaser’s knowledge) is a party of by which the Purchaser, any Purchaser Subsidiary or the SunStream Group (based on the Purchaser’s knowledge) is bound;

with such exceptions, in the case of each of clauses (i) and (ii) as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

6.	Capitalization
(i)	The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares and an unlimited number of preferred shares. As of the date of this Agreement, there are 265,076,148 Purchaser Shares issued and outstanding and no preferred shares of the Purchaser issued and outstanding. All outstanding Purchaser Shares have been duly authorized and validly issued and are fully paid and non-assessable.
(ii)	The Purchaser Disclosure Letter contains a list, as of the date of this Agreement, of the type and number of outstanding Purchaser Convertible Securities have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.
(iii)	Except for outstanding rights under Purchaser Incentive Plans and as otherwise disclosed in the Purchaser Disclosure Letter, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Purchaser or any Purchaser Subsidiaries to, directly or indirectly, issue or sell any securities of the Purchaser or Purchaser Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Purchaser or any Purchaser Subsidiaries.
(iv)	All outstanding securities of the Purchaser have been issued in material compliance with all Laws.
(v)	There are no bonds, debentures or other evidences of indebtedness of the Purchaser or any of its Subsidiaries outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with holders of Purchaser Shares on any matter.
(vi)	Other than disclosed in the Purchaser Disclosure Letter, there are no issued, outstanding or authorized obligations on the part of the Purchaser to repurchase, redeem or otherwise acquire any Purchaser Shares or other securities of the Purchaser, or qualify securities for public distribution in Canada, the United States or elsewhere, or with respect to the voting or disposition of any Purchaser Shares or other securities of the Purchaser.
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(vii)	The completion of this Arrangement will not cause the vesting or issuance of, or give rights to purchase or acquire, any Purchaser Shares, pursuant to the terms of any Purchaser Convertible Securities.
7.	Available Funds. The Purchaser has as of the date hereof, or will have prior to, and at the Effective Time, sufficient available funds to consummate the Arrangement, including the funds required to be paid by Purchaser pursuant to this Agreement or the Plan of Arrangement, including the aggregate Cash Consideration and the aggregate cash payable in lieu of Purchaser Shares, on the terms and subject to the conditions set forth herein and in the Plan of Arrangement, and to satisfy all other obligations payable at or prior to the Effective Time by the Purchaser pursuant to this Agreement and the Arrangement. The Purchaser’s obligations hereunder are not subject to any conditions regarding the Purchaser’s or any other Person’s ability to obtain financing for the Arrangement and the other transactions contemplated by this Agreement.
8.	Subsidiaries
(i)	The Purchaser Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all Persons in which the Purchaser owns or controls, directly or indirectly, any equity or proprietary interest indicating: (A) the name and jurisdiction of incorporation, organization or formation of such Person; and (B) the percentage owned directly or indirectly by the Purchaser.
(ii)	Each Purchaser Subsidiary and, to the knowledge of the Purchaser, member of the SunStream Group is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, and operate its assets and conduct its business as now owned and conducted, except where the failure to be so organized, validly existing, qualified or in good standing, would not, individually or in the aggregate, be reasonably expected to have a Purchaser Material Adverse Effect.
(iii)	Other than disclosed in the Purchaser Disclosure Letter, the Purchaser is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares of capital stock or other equity interests of the Purchaser Subsidiaries, in each case free and clear of any Liens (other than Permitted Liens). All such shares of capital stock or other equity interests so owned by the Purchaser have been validly issued and are fully paid and non-assessable, as the case may be.
9.	Securities Law Matters.
(i)	The Purchaser is a “reporting issuer” under applicable Securities Laws in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Quebec, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut (the “Purchaser Reporting Jurisdictions”). The Purchaser Shares are registered under Section 12(b) of the U.S. Exchange Act and listed on the Nasdaq. The Purchaser is not in default of any material requirements of any Securities Laws or the Nasdaq listing rules and has no knowledge of any facts or circumstances which could reasonably lead to delisting or suspension of the Purchaser Shares from the Nasdaq in the foreseeable future.
(ii)	As of the date of this Agreement, the Purchaser has not taken any action to cease to be a reporting issuer in any of the Purchaser Reporting Jurisdictions nor has the Purchaser received notification from any Securities Authority seeking to revoke the reporting issuer status of the Purchaser. As of the date of this Agreement, no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened.
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(iii)	The Purchaser has filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws since January 1, 2024. The documents comprising the Purchaser Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), contain any Misrepresentation. The Purchaser has not filed any confidential material change report which at the date of this Agreement remains confidential. To the knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the Nasdaq.
(iv)	The Purchaser is a “foreign private issuer” as that term is defined under Rule 405 promulgated under the U.S. Securities Act. The Purchaser is not, and will not be as a result of the Arrangement, required to register as an “investment company” under the United States Investment Company Act of 1940.
(v)	The Purchaser has never been an issuer described in Rule 144(i)(1)(i) under the Securities Act. The Purchaser satisfies the current public information requirements of Rule 144(c) under the Securities Act.
(vi)	The Purchaser has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the U.S. Exchange Act, at the time such filings were made they complied in all material respects with the requirements of the U.S. Exchange Act applicable to such filings and none of the filings contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(vii)	None of the Purchaser, its affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Purchaser Shares to be issued pursuant to the Arrangement under the U.S. Securities Act, whether through integration with prior offerings or otherwise.
(viii)	Except as disclosed in the Purchaser’s Annual Information Form for the year ended December 31, 2023, filed on SEDAR+ on March 21, 2024, the Purchaser and the Purchaser Subsidiaries are in compliance with any and all applicable requirements of the United States Sarbanes-Oxley Act of 2002 and the U.S. Exchange Act.
10.	Purchaser Shares. The Purchaser Shares to be issued pursuant to the Arrangement, upon issuance, will be validly issued as fully paid and non-assessable, will be listed for trading on Nasdaq, and will not be subject to any contractual or other restrictions on transferability or voting, provided that Purchaser Shares issuable to any Person that Purchaser reasonably determines to be an “affiliate” of the Purchaser, as such term is defined in Rule 144 under the U.S. Securities Act, or to have been such an “affiliate” in the 90 days prior to the date of issuance of such Purchaser Shares will be “restricted securities”, as such term is defined in Rule 144 under the U.S. Securities Act, and may not be offered, sold or otherwise transferred absent registration under the U.S. Securities Act or an available exemption therefrom.
11.	Security Ownership. Other than 40,501,641 Company Shares, the Purchaser does not beneficially own any securities of the Company or any of its affiliates, including the Subsidiaries.
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12.	Financial Statements. The Purchaser’s audited consolidated financial statements as at and for the years ended December 31, 2023 and 2022 (including any of the notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the unaudited consolidated interim financial statements for the three months ended March 31, 2024 (including any of the notes or schedules thereto and related management’s discussion and analysis included in the Purchaser Filings) were prepared in accordance with IFRS and fairly present in all material respects the consolidated statement of income, comprehensive income, financial position and cash flows of the Purchaser and the Purchaser Subsidiaries as of their respective dates and for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements), subject to normal year-end adjustments and the absence of notes in the case of any interim financial statements. The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser is there any basis for any correction or restatement of, any aspect of any of the Purchaser’s financial statements included in the Purchaser Filings (other than any corrections or restatements required as a result of changes in IFRS that have retroactive application). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other similar relationships of the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, the SunStream Group, with unconsolidated entities or other Persons.
13.	Books and Records. Since the incorporation or amalgamation, as applicable, of the corresponding entity, all accounting and financial Books and Records of the Purchaser and each Purchaser Subsidiary have been maintained in all material respects in accordance with IFRS and fairly reflect, in all material respects in accordance with IFRS applied on a basis consistent with prior periods, the consolidated financial position of the Purchaser and all the material transactions, acquisitions and dispositions of the Purchaser and the Purchaser Subsidiaries on a consolidated basis.
14.	Absence of Certain Changes. Since January 1, 2024, other than the transactions contemplated in this Agreement or as disclosed in the Purchaser Filings, the business of the Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group have been conducted, in all material respects, in the Ordinary Course, except for commercially reasonable actions which have been taken outside the Ordinary Course or not consistent with past practices that did not, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
15.	No Undisclosed Liabilities. There are no liabilities or obligations of the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, the SunStream Group, of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the audited consolidated financial statements of the Purchaser for the years ended December 31, 2023 and 2022; (ii) disclosed in the unaudited, condensed consolidated interim financial statements as at and for the three months ended March 31, 2024; (iii) incurred in the Ordinary Course since December 31, 2023; (iv) incurred in connection with the transactions contemplated in this Agreement; and (v) that would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
16.	Compliance with Laws.
(i)

Except as disclosed in the Purchaser Disclosure Letter, the Purchaser, the Purchaser Subsidiaries, and, to the knowledge of the Purchaser, the SunStream Group and each Franchise Partner is and has been in compliance with all applicable Laws (including all Cannabis Laws) in all material respects and, to the knowledge of the Purchaser, none of the Purchaser,

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the Purchaser Subsidiaries or the SunStream Group is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Laws, except for failures to comply or violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(ii)	None of the Purchaser, the Purchaser Subsidiaries, or, to the knowledge of the Purchaser, the SunStream Group or any Franchise Partner, have received any written notices or other written correspondence from any Governmental Entity: (A) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law (other than Environmental Laws), except for violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect; or (B) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization, other than where such correspondence would not reasonably be expected to have a Purchaser Material Adverse Effect or significantly impact the ability of the Purchaser to consummate the Arrangement. To the knowledge of the Purchaser, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any Law is threatened or contemplated.
(iii)	Except as disclosed in the Purchaser Disclosure Letter, neither the Purchaser, any Purchaser Subsidiary nor, to the knowledge of the Purchaser, the SunStream Group, directly or indirectly, conduct any cannabis-related activities in the United States, including but not limited to: (i) the sale, cultivation, distribution, transportation, storage or handling of cannabis-related products; (ii) providing cannabis-related services or products to any Person in the United States; (iii) arrangements with any Person engaging in the business activities described in items (i) or (ii); or (iv) any cannabis-related activity in the United States in violation of the Controlled Substance Act, 21 U.S.C. ch.13§ 801 et seq, or other United States laws regulating controlled substances.
(iv)	None of the Purchaser, the Purchaser Subsidiaries nor, to the knowledge of the Purchaser, SunStream, any Subsidiary of SunStream, nor any of their directors, executives, representatives, agents or employees while acting in such capacity on behalf of the Purchaser or its Subsidiaries: (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (B) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (C) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions; (D) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (E) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.
(v)	The operations of the Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group and the Franchise Partners are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Entity involving the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, the SunStream Group or any Franchise Partners with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.
17.	Disclosure Controls and Internal Control over Financial Reporting.
(i)

The Purchaser has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109 and in Rule 13a-15(e) under the U.S. Exchange Act) that are designed to ensure that material information required to be disclosed by the Purchaser in its reports filed or submitted under Securities Laws is recorded,

D-6

processed, and reported on a timely basis and accumulated and communicated to the Purchaser’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(ii)	The Purchaser has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of the Purchaser’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
(iii)	Based on the Purchaser’s most recent evaluation of internal controls prior to the date hereof there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees of the Purchaser who have a significant role in the internal control over financial reporting of the Purchaser.
(iv)	As of the date hereof, none of the Purchaser, any Purchaser Subsidiary, the SunStream Group (to the Purchaser’s knowledge) or, to the Purchaser’s knowledge, any director, employee, auditor, accountant or representative of the Purchaser, any Purchaser Subsidiary or the SunStream Group (to the knowledge of the Purchaser) has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.
18.	Cannabis Retail Operations.
(i)	All applications for Cannabis Retail Licences submitted by the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the Franchise Partners that are outstanding as of the date hereof are in good standing and the Purchaser has not, nor has any Purchaser Subsidiary or, to the knowledge of the Purchaser, a Franchise Partner, received any notice, order, determination, rejection or any other correspondence from any Governmental Entity having competent jurisdiction that any such application is, or has been alleged to be by any Governmental Entity, deficient, intended to be rejected or otherwise unlikely to be successful in obtaining the desired Cannabis Retail Licence(s).
(ii)	As of the date hereof, the Purchaser and the Purchaser Subsidiaries have not breached any Purchaser Franchise Agreement and, to the knowledge of the Purchaser, no other party thereto has breached any Purchaser Franchise Agreement.
19.	Licences and Compliance.
(i)

Except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect: (i) all Authorizations which are necessary for Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group and the Franchise Partners to own their respective assets or conduct its respective business as presently owned or conducted have (as applicable) been obtained and are in full force and effect in accordance with their terms; (ii) the Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group and the Franchise Partners, as applicable, have performed the obligations required to be performed to date under all such Authorizations, (iii) the Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group and the Franchise Partners are not in breach of or default under any such Authorizations,

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(iv) the Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the SunStream Group and the Franchise Partners have not received written, or to the knowledge of Purchaser, other notice, of any alleged breach of or alleged default under any such Authorizations or of any intention of any Governmental Entity to revoke or not renew any such Authorizations, and (v) no proceedings are pending, or, to the knowledge of Purchaser, threatened, which could reasonably be expected to result in the revocation of such Authorizations.

(ii)	There are no compliance reviews, reports, or outstanding action items from a Governmental Entity or similar relating to any Franchise Partners, Purchaser Leased Property or Purchaser Owned Real Property that contain material concerns or would require remediation that would be reasonably expected to have a Purchaser Material Adverse Effect.
20.	Litigation. As of the date of this Agreement, there are no Actions pending, or, to the knowledge of the Purchaser, threatened, against the Purchaser, any Purchaser Subsidiary or the SunStream Group (to the Purchaser’s knowledge) or affecting any of their respective properties or assets that, if determined adversely would have, or be reasonably expected to have a Purchaser Material Adverse Effect. There is no Award outstanding, against or binding on the Purchaser or any of the Purchase Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
21.	Taxes.
(i)	The Purchaser is a “taxable Canadian corporation” as that term is defined in subsection 89(1) of the Tax Act.
(ii)	Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Purchaser or the Purchaser Subsidiaries, taken as a whole:
(A)	all Tax Returns required by Laws to be filed with any Governmental Entity by the Purchaser, any Purchaser Subsidiary and, to the knowledge of the Purchaser, the SunStream Group have been filed in the prescribed manner when due in accordance with all Laws (taking into account any applicable extensions), and all such Tax Returns are true, correct and complete in all respects;
(B)	the Purchaser, each Purchaser Subsidiary and, to the knowledge of the Purchaser, the SunStream Group, has paid, or has caused to be paid on its behalf, all Taxes due and payable by them on a timely basis, other than those Taxes being contested in good faith, and where payment is not yet due, has established in accordance with IFRS an adequate provisions for all Taxes through the end of the last period for which the Purchaser and the Purchaser Subsidiaries ordinarily record items on its Books and Records. The provisions for Taxes reflected in the Books and Records are sufficient to cover all liabilities for Taxes that have been assessed against the Purchaser, whether or not disputed, or that are accruing due by the Purchaser during the periods covered by the Books and Records and all prior periods. Since the date of such Books and Records, the Purchaser has not incurred any liability, whether actual or contingent, for Taxes or engaged in any transaction or event which could reasonably result in any liability, whether actual or contingent, for Taxes, other than in respect of Taxes that have been paid by the Purchaser or provided for in the Books and Records of the Purchaser to date; and
(C)	the Purchaser, each Purchaser Subsidiary and, to the knowledge of the Purchaser, the SunStream Group, has deducted, withheld and collected all Taxes that were required by Law to be deducted,
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withheld or collected and has timely paid or remitted the full amount of any Taxes that have been deducted, withheld or collected, to the applicable Governmental Entity.
(iii)	There are no material Actions pending or, to the knowledge of the Purchaser, threatened against the Purchaser, any Purchaser Subsidiary or the SunStream Group in respect of any Tax. Without limiting the generality of the foregoing, there are no reassessments of Taxes that have been issued and are outstanding, no Governmental Entity has challenged, disputed or questioned the Purchaser in respect of Taxes or any Tax Returns that remain outstanding, the Purchaser is not negotiating any draft assessment or reassessment with any Governmental Entity in respect of Taxes, the Purchaser is not aware of any contingent liabilities of the Purchaser for Taxes or any grounds for an assessment or reassessment, the Purchaser has not received any written notice from any Governmental Entity that an audit, investigation, review or other examination of any Tax Return (or any other examination, claim, adjustment or other action relating to any Taxes) that is presently in progress, pending or threatened and that has not been resolved in full, and assessments under the Tax Act and all applicable provincial income tax legislation have been made with respect to the Purchaser covering all past periods ending before the date hereof.
(iv)	The Purchaser is duly registered with the Canada Revenue Agency under Subdivision d of Division V of Part IX of the ETA for GST/HST and its GST/HST registration number is 84074 7166 RT0001. All input tax credits claimed by the Purchaser for GST/HST and provincial or other sales or value-added tax purposes were calculated in accordance with the applicable Laws. The Purchaser has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST/HST and provincial or other sales or value-added tax in accordance with applicable Laws.
(v)	There are no rulings or other agreements relating to the Purchaser which may affect its liability for Taxes for any taxable period commencing after the Effective Date.
22.	Privacy.
(i)	The Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the Franchise Partners have taken reasonable commercial steps to comply with all applicable Privacy Laws regarding the collection, storage, retention, use, processing, disclosure, transfer and protection of Personal Information, and all cyber incident, information security and data breach notification and record-keeping requirements thereunder.
(ii)	The execution, delivery and performance of this Agreement and the consummation of the contemplated transactions hereunder, including any transfer of Personal Information resulting from such transactions, will not violate: (A) any applicable Privacy Law, any of the privacy policies of the Purchaser and the Purchaser Subsidiaries (as it currently exists or as it existed at any time during which any applicable Personal Information was collected or obtained by or on behalf of the Purchaser or any of the Purchaser Subsidiaries); or (B) any other privacy and data security requirements imposed on the Purchaser or any Purchaser Subsidiary under any Contracts of the Purchaser or a Purchaser Subsidiary. Upon the Closing, Purchaser will continue to have the right to use such Personal Information on identical terms and conditions as the Purchaser (or the applicable Subsidiary) enjoyed immediately prior to Closing.
(iii)	The Purchaser, the Purchaser Subsidiaries, and, to the knowledge of the Purchaser, the Franchise Partners have not, in the past three years, experienced any loss, damage, unauthorized access, disclosure or use of, or the breach of any security safeguards protecting, any Personal Information in the Purchaser’s (or any Purchaser Subsidiary’s) possession, custody or control, or otherwise held or processed on its behalf.
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(iv)	The Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the Franchise Partners conduct their respective businesses in material compliance with CASL, including the provisions thereunder relating to: (A) the sending of commercial electronic messages (as such term is defined in CASL) only with express or implied consent and with the prescribed contact information and unsubscribe mechanism, and retains records sufficient to demonstrate such compliance; (B) the altering of transmission data (as such term is defined in CASL) only with express consent; and (C) the installation of computer programs on computer systems (as such terms are defined in CASL) only with express consent.
(v)	The Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the Franchise Partners have established and implemented policies, procedures and practices in material compliance with applicable Law (including Privacy Laws and CASL), and the Purchaser, the Purchaser Subsidiaries and, to the knowledge of the Purchaser, the Franchise Partners, have operated in accordance with such policies and procedures at all time.
(vi)	No Person (including any Governmental Entity) has commenced or made, or, to the knowledge of Purchaser, threatened to commence or make, any Action, complaint, investigation or inquiry relating to: (A) the information privacy or data security practices of the Purchaser, any Purchaser Subsidiary or any Franchise Partner including with respect to the collection, control, storage, use, access, processing, disclosure, transfer, destruction, disposal and safeguarding of Personal Information maintained by or on behalf of the Purchaser, any Purchaser Subsidiary or any Franchise Partner; or (B) the compliance with Privacy Laws or CASL by the Purchaser, the Purchaser Subsidiaries and Franchise Partners.
23.	Title to the Assets.
(i)	No Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the material assets owned by the Purchaser, the Purchaser Subsidiaries or, to the knowledge of the Purchaser, the SunStream Group, or any part thereof or interest therein.
(ii)	Except as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, no part of the Purchaser Leased Properties has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Purchaser, does any Person have any intent or proposal to give such notice or commence any such proceedings.
24.	Purchaser Material Contracts. Except as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect: (i) each Purchaser Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Purchaser or a Purchaser Subsidiary as applicable, in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction; (ii) none of the Purchaser, any Purchaser Subsidiary, or, to the knowledge of the Purchaser, any member of the SunStream Group is in breach or default under any Purchaser Material Contract, nor does the Purchaser have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, and (iii) as of the date hereof, none of the Purchaser, any Purchaser Subsidiary or, to the knowledge of the Purchaser, the SunStream Group knows of, or has received any notice (whether written or oral) of, any breach, default, cancelation, termination, or no renewal under any Purchaser Material Contract by any other party to any Purchaser Material Contract. As of the date of this Agreement, no Purchaser Material Contract that has been disclosed in the virtual data room established by the Purchaser as at the date of this Agreement has, since such disclosure, been modified, rescinded or terminated, except in the Ordinary Course.
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25.	Insurance. Each of the Purchaser and each Purchaser Subsidiary has been continuously since January 1, 2021, insured by reputable and financially responsible insurers and the insurance policies are appropriate to the business of the Purchaser in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable business. The insurance policies of the Purchaser and Purchaser Subsidiaries are in full force and effect in accordance with their terms and in good standing.
26.	Related Party Transactions. The Purchaser, any Purchaser Subsidiary, and, to the knowledge of the Purchaser, any member of the SunStream Group is not indebted to any director, officer, employee or agent of, or independent contractor to, the Purchaser, any Purchaser Subsidiary or member of the SunStream Group, as applicable (except for amounts due in the Ordinary Course as salaries, consulting or contractor fees, bonuses and director’s fees or the reimbursement of expenses). Except as set forth in the Purchaser Disclosure Letter, there are no Contracts of the Purchaser or a Purchaser Subsidiary (other than employment or consulting arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder which is an “insider” (as defined in applicable Securities Laws), officer or director of the Purchaser or any of its Subsidiaries, or any of their respective affiliates or associates; provided, however, that in order to determine whether a shareholder is an “insider” of the Purchaser, the Purchaser may rely solely on disclosure filed on System for Electronic Disclosure by Insiders (SEDI).

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